Exhibit 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

MATTEL ENTERTAINMENT HOLDINGS LTD,

HELIUM HOLDINGS 1A LTD,

HIT ENTERTAINMENT SCOTTISH LIMITED PARTNERSHIP

AND

MATTEL, INC.

(SOLELY WITH RESPECT TO SECTION 11.12)

Dated as of October 23, 2011

i

(continued)

(continued)

(continued)

Exhibits

Exhibit A	Escrow Agreement

Exhibit B	Net Working Capital Calculation

Exhibit C	Apax Confidentiality Agreement

Schedules

Schedule 1.1(a)	Knowledge of the Company
Schedule 3.2(b)	MIP Payments

(continued)

Schedule 5.3(a)	No Conflicts
Schedule 5.3(b)	Consents
Schedule 5.4(b)	Capitalization
Schedule 5.4(c)	Indebtedness
Schedule 5.5(a)	Subsidiaries
Schedule 5.5(b)	Subsidiary Liens
Schedule 5.6	Financial Statements
Schedule 5.7	Undisclosed Liabilities
Schedule 5.8	Absence of Certain Developments
Schedule 5.9	Taxes
Schedule 5.10(a)	Real Property
Schedule 5.10(b)	Real Property Leases
Schedule 5.11	Tangible Personal Property
Schedule 5.12	Intellectual Property
Schedule 5.13	Material Contracts
Schedule 5.14	Benefit Plans
Schedule 5.15	Employees
Schedule 5.16	Litigation
Schedule 5.17	Compliance with Laws
Schedule 5.18	Environmental Matters
Schedule 5.19	Insurance
Schedule 5.20	Affiliated Transactions
Schedule 5.21	Bank Accounts
Schedule 5.22	Financial Advisors
Schedule 5.23	Consumer Incidents
Schedule 5.24(a)	Product Recalls
Schedule 5.24(b)	Product Defects
Schedule 6.6	Selling Stockholder Financial Advisors
Schedule 8.2	Conduct of the Business Pending Closing
Schedule 8.9(a)	D&O Indemnification
Schedule 8.12(a)	Employee Benefits Matters
Schedule 8.15(e)(ii)	Advisors
Schedule 8.15(f)	Classification Elections
Schedule 8.16	Replacement LCs
Schedule 8.17(a)(i)	Excluded Obligations
Schedule 8.17(a)(v)	Rights Under Assigned Agreement
Schedule 8.17(b)	Restricted Actions
Schedule 8.17(c)	Excluded MIP Assets
Schedule 9.1(e)	Foreign Filings
Schedule 9.1(k)	Contracts to be Terminated

v

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (the “Agreement”), dated as of October 23, 2011, by and among Mattel Entertainment Holdings Ltd., a private limited company existing under the laws of England and Wales (“Purchaser”), Helium Holdings 1A Ltd, a private limited company existing under the laws of Jersey (the “Company”), HiT Entertainment Scottish Limited Partnership, a limited partnership existing under the laws of Scotland (the “Selling Stockholder”), and solely with respect to Section 11.12, Mattel, Inc., a Delaware corporation (“Mattel”).

W I T N E S S E T H:

WHEREAS, the Selling Stockholder owns an aggregate of 8,300,002 shares of the Company’s ordinary stock, with no par value, and 197,800,000 shares of the Company’s preference stock, with no par value (together, the “Shares”), which constitute all of the issued and outstanding shares of capital stock of the Company; and

WHEREAS, the Selling Stockholder desires to sell to Purchaser, and Purchaser desires to purchase from the Selling Stockholder, the Shares upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions.

(a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“After-Tax Basis” means that, in determining the amount of the payment necessary to indemnify any party against, or reimburse any party for, Losses, the amount of such Losses shall be determined net of any reduction in cash Taxes payable of the Indemnified Party in the year in which the Indemnified Party incurred such Losses as the result of sustaining such Losses, calculated as the excess of (a) the reported cash Taxes payable of the Indemnified Party assuming such Losses (and the circumstances giving rise thereto) did not occur over (b) the reported cash Taxes payable of the Indemnified Party assuming such Losses (and the circumstances giving rise thereto) did occur (as certified by a corporate officer of the Indemnified Party).

“Alternative Transaction” means any transaction in which any Person other than Purchaser acquires two-thirds ( 2/3) or more of the Shares or two-thirds ( 2/3) or more of the assets of the Company and the Subsidiaries taken as a whole (including any acquisition structured as a merger or consolidation).

“Apax Confidentiality Agreement” means the Confidentiality Agreement dated as of the date even herewith, between Purchaser, Mattel, Apax Partners, LLP and the Company, as attached hereto as Exhibit C.

“Asset Sale Tax Amount” means an amount equal to the excess of (a) the reported cash Taxes payable after the Closing Date by the Company and its Subsidiaries for the Pre-Closing Tax Period and the portion of a Straddle Period ending at the end of the Closing Date taking into account Tax items from all steps involving or relating to transfer of the Excluded Assets described in Section 8.17(a) over (b) the reported cash Taxes that would have been payable after the Closing Date by the Company and its Subsidiaries for the Pre-Closing Tax Period and the portion of a Straddle Period ending at the end of the Closing Date without taking into account Tax items from any steps involving or relating to transfer of the Excluded Assets described in Section 8.17(a).

“Business Day” means any day of the year on which national banking institutions in New York, New York and London, England, as the case may be, are open to the public for conducting business and are not required or authorized to close.

“Cash on Hand” means the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents (including marketable securities and short term investments) of the Company as required to be reflected on the consolidated balance sheets of the Company as determined in accordance with GAAP. To the extent amounts owed to the IRS under the Settlement Agreement dated July 19, 2011 have not been paid by the Company prior to Closing, then any such amount remaining unpaid as of the Closing Date shall be deducted from the amount of Cash on Hand and such amount shall not be paid pursuant to Sections 3.1, 3.2 or 3.3.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Consolidated Group” means SH3 and the Subsidiaries, other than SH2 and SH2A.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease or license.

“CTA” means the UK Corporation Tax Act 2010.

“Current Assets” means only those current assets of the Company with respect to the following accounts as set forth on the Balance Sheet: (i) Stock, (ii) Trade Debtors and (iii) Other Debtors and Prepayments.

“Current Liabilities” means only those current liabilities of the Company with respect to the following accounts as set forth on the Balance Sheet: (i) Trade Creditors, (ii) Royalty Creditors, (iii) Other Current Creditors (excluding amounts related to A2451 Int. Payable – Rev/LOC, A2452 Int Payable – Bank Loans and A2459 Int Payable – Swap), (iv) A2671 Return Reserves, (v) A2672 Return reserves-actuals and (vi) A2673 Return reserves – COS.

“Debt Payoff Amount” means the amount necessary to fully repay and discharge the Indebtedness of the Company and the Subsidiaries outstanding at and as of the Closing.

“Environmental Law” means any applicable Law which relates to the protection or clean up of the environment (including waterways, groundwater, drinking water, air, soil, wildlife and plants), natural resources, the use, treatment, storage, transportation, handling, disposal or release of Hazardous Materials or the health and safety of persons or property, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), as each has been amended and the regulations promulgated pursuant thereto.

“ERISA Affiliate” means any entity (whether or not incorporated) other than the Company that, together with the Company, is, or at any relevant time was, required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Account” means the account into which the Escrow Amount is deposited pursuant to the Escrow Agreement.

“Escrow Agent” means JPMorgan Chase Bank, National Association.

“Escrow Agreement” means that certain Escrow Agreement to be entered into by and among Purchaser, the Selling Stockholder and the Escrow Agent as of the Closing, in substantially the form attached hereto as Exhibit A.

“Escrow Amount” means an amount equal to the sum of the Indemnification Escrow Amount and the Purchase Price Escrow Amount.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Matter” means any one or more of the following: (i) the effect of any change in the United States or foreign economies or securities or financial markets in general; (ii) the effect of any change that generally affects any industry in which the Company or any of the Subsidiaries operates; (iii) the effect of any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) the effect of any changes in applicable Laws or accounting rules; (v) the failure of the Company and the Subsidiaries to meet any of its internal projections, in and of itself; or (vi) any effect resulting from the public announcement of this Agreement, compliance with the terms of this Agreement or the consummation of the transactions contemplated by this Agreement, except, in the case of clauses (i), (ii), (iii) or (iv) to the extent such change, effect, event, occurrence, state of facts or development has had a disproportionate adverse effect on the Company relative to other similarly situated participants in the industries or markets in which the Company or any of the Subsidiaries operate. For the avoidance of doubt, “in and of itself” means that the matter in clause (v) of the definition of “Excluded Matter” shall not exclude a determination that a state of facts, change, effect, event or occurrence underlying such failure has resulted in a Material Adverse Effect.

“Excluded Obligations” means the provisions of the Assigned Agreement listed on Schedule 8.17(a)(i).

“First Escrow Release Date” means the earlier of (i) the 18-month anniversary of the Closing Date and (ii) the date on which Mattel files its Annual Report on Form 10-K relating to its 2012 fiscal year with the SEC pursuant to the Exchange Act or, if such report has not been filed within 60 days of the end of Mattel’s 2012 fiscal year (the “2012 Filing Deadline”), then the 2012 Filing Deadline.

“Foreign Filings” means those filings with antitrust authorities identified on Schedule 9.1(e) hereof.

“Fundamental Representations” means the representations and warranties set forth in Sections 5.1 (Organization and Good Standing), 5.2 (Authorization of Agreement), 5.4 (Capitalization), 5.5 (Subsidiaries) and 5.22 (Financial Advisors), 6.1 (Organization and Good Standing), 6.2 (Authorization of Agreement), 6.4 (Ownership and Transfer of Shares), 6.6 (Financial Advisors), 7.1 (Organization and Good Standing), 7.2 (Authorization of Agreement) and 7.6 (Financial Advisors).

“GAAP” means generally accepted accounting practices in the United Kingdom as of the date hereof.

“Governmental Body” means (i) any government, governmental, administrative, supervisory or regulatory body thereof (including any governmental agency, branch, bureau, department or other entity and any court or other tribunal), or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, (ii) any court or arbitrator (public or private), or (iii) official of any of the foregoing when acting in their official capacity.

“Hazardous Material” means any substance, material or waste which is regulated by any Governmental Body including petroleum and its by-products, toxic mold, asbestos, and any material or substance which is defined as a “hazardous waste,” “hazardous substance,” “hazardous material,” “restricted hazardous waste,” “industrial waste,” “solid waste,” “contaminant,” “pollutant,” “toxic waste” or “toxic substance” under any provision of Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Improvements” means, for any Real Property, all buildings, fixtures, improvements and facilities located on or attached to such Real Property or owned or leased by the Company or a Subsidiary and used in, on or at such Real Property; all heating, ventilating, air conditioning, mechanical, electrical, plumbing and other building systems; roof; structure; loading docks, parking lots, garages and other facilities serving any such buildings; landscaping and site improvements; construction work in progress; and building materials to be used in such construction work.

“Indebtedness” of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, premiums, penalties, commitments and related fees, expenses, breakage costs, indemnities, bank overdrafts and all other amounts payable, in each case, in respect of (A) all obligations of such Person for money borrowed and (B) all obligations evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities); (iii) all obligations of such Person as lessee under any lease or similar arrangement required to be recorded as a capital lease in accordance with GAAP; (iv) all obligations of such Person under or in connection with letters of credit or bankers’ acceptances, performance bonds, sureties or similar obligations that have been drawn down, in each case, to the extent of such draw; (v) all obligations of such Person arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (vi) all obligations of the type referred to in clauses (i) through (v) of any Persons the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise; and (vii) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided, however, that the Notes shall not constitute Indebtedness and that any Intercompany Indebtedness shall not constitute Indebtedness. For the avoidance of doubt, Transaction Expenses shall not constitute Indebtedness.

“Indemnification Escrow Amount” means $35,000,000.00.

“Intellectual Property” means all intellectual property or similar rights arising from or in respect of the following: (i) patents, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon (collectively, “Patents”); (ii) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names and other brand identifiers (in each case whether or not registered), and Internet domain names, together with the goodwill associated with any of the foregoing, (collectively, “Marks”); (iii) copyrights, works of authorship and mask work rights (collectively, “Copyrights”); (iv) trade secret rights; (v) Technology; and (vi) all applications, registrations, filings, and renewals of the rights described in clauses (i) through (v).

“Intercompany Indebtedness” means any outstanding Indebtedness (without regard to the proviso clause at the end of the first sentence of the definition of Indebtedness) owed (A) by the Company, on the one hand, to a Subsidiary or Affiliate of the Company, on the other hand, or (B) by a Subsidiary or Affiliate of the Company, on the one hand, to the Company or another Subsidiary or Affiliate of the Company, on the other hand.

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.

“Key Agency Territory” means any of the following: United States, UK, Canada, Australia, Germany, Japan, China, Korea, France and Latin America (including Brazil).

“Key Content Distribution Territory” means any of the following: United States, UK, Canada, Australia, Germany, Japan, France, Mexico and Brazil.

“Knowledge of the Company” means, with respect to the Persons identified on Schedule 1.1(a), the actual knowledge of such Persons.

“Law” means any foreign, federal, state or local law (including common law), statute, code, ordinance, directive, judgment, policy, order, treaty, decree, rule or regulation or Order by any Governmental Body.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Body, including interferences, oppositions, reissues and reexaminations.

“Liability” means any debt, liability, deficiency, interest, Tax, penalty, fine, claim, demand, judgment, cause of action or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), and including all costs and expenses relating thereto.

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, conditional sales and title retention agreement, charge, option, right of first refusal, easement, encumbrance, servitude, transfer restriction or other similar arrangement or interest in real or personal property.

“Loss” and, collectively, “Losses” means any and all losses, liabilities, claims, actions, causes of actions, demands, judgments, damages (including actual, incidental and consequential damages (including lost profits (provided, that in no event shall lost profits include lost profits of Affiliates of Purchaser, other than the Company and the Subsidiaries, unless arising under a written contract between such Affiliate of Purchaser, on the one hand, and the Company or one of the Subsidiaries, on the other hand, existing on the date hereof), fines, Taxes, costs and expenses, whether or not arising from or in connection with any claims by third parties (including interest, penalties, reasonable attorneys’, consultants’ and experts’ fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing).

“Management Incentive Plan” means the incentivization plan for certain managers and other key employees of the Company and the Subsidiaries that was entered into in 2010 that provides for the payment of additional compensation to the participants in the incentivization plan subject to the occurrence of certain events. For the avoidance of doubt, the Management Incentive Plan includes the “Management Incentive Plan” as defined in the HiT Entertainment First Payment Cash Bonus Plan and the HiT Entertainment Second Payment Cash Bonus Plan.

“Material Adverse Effect” means any change, event, occurrence or circumstance that, individually or in the aggregate, results in, or could reasonably be expected to result in, a material adverse effect on (i) the business, assets, properties, Liabilities (other than those to be extinguished at Closing), results of operations or condition (financial or otherwise) of the Company and the Subsidiaries (taken as a whole) or (ii) the ability of the Selling Stockholder or the Company to perform their respective obligations hereunder or to consummate the transactions contemplated by this Agreement, other than an effect resulting from an Excluded Matter.

“Net Working Capital” means, as of a particular date, the sum of (i) Current Assets minus (ii) Current Liabilities, in each case, as of such date and as determined in accordance with GAAP applied consistently with the principles of preparation set forth on Exhibit B attached hereto.

“Notes” means the 100,000,000.00 14 percent Step-Up Coupon Notes due 2015 issued by SH2 to the Selling Stockholder pursuant to that certain Purchase Agreement, dated as of May 31, 2005, by and among SH2 and the Selling Stockholder.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Company and the Subsidiaries consistent with past practices.

“Parachute Payment Waiver,” with respect to any Person, means a written agreement waiving such Person’s right to receive any “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) solely to the extent required to avoid the imposition of a tax under Section 280G of the Code and to accept in substitution therefor the right to receive such payments only if approved by the stockholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code.

“Payoff Letters” means the payoff letters setting forth the respective amounts to be paid in accordance with Section 3.2(a) as part of the payment of the Base Purchase Price in order to pay any and all Debt Payoff Amounts.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.

“Permitted Exceptions” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances which would be disclosed in policies of title insurance and which, individually or in the aggregate, do not materially impair the occupancy or use of such property for the purposes for which it is currently used in connection with the Company’s or relevant Subsidiary’s business; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business which are not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and, if required, for which adequate reserves have been established in accordance with GAAP; (iv) zoning, entitlement and other land use and environmental regulations by any Governmental Body; (v) title of a lessor or sublessor under a capital or operating lease; or (vi) licenses of Intellectual Property granted in the Ordinary Course of Business.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Personal Services Company” means any loan-out company, personal services company or similar entity providing the services of the individual who wholly owns such entity.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Purchase Price Adjustment Escrow Amount” means $5,000,000.00.

“Registered Intellectual Property” means all Intellectual Property that is registered, filed, or issued under the authority of any Governmental Body, including all applications, registrations, filings, and renewals of rights with respect to Patents, Copyrights and Marks.

“Related Party” means (a) any officer, director, stockholder or Affiliate (or any officer, director or stockholder thereof) of the Company or any Subsidiary, other than the Company or a Subsidiary, or (b) any individual related by blood, marriage or adoption to any officer or director of the Company.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, migration or leaching into the environment.

“Remedial Action” means all actions required under Environmental Laws to clean up, remove, treat or address any Hazardous Material in the environment, including pre-remedial studies and investigations or post-remedial monitoring and care.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Escrow Release Date” means the date that is the one-month anniversary of the date on which Mattel files its Annual Report on Form 10-K relating to its 2013 fiscal year with the SEC pursuant to the Exchange Act or, if such report has not been filed within 60 days of the end of Mattel’s 2013 fiscal year (the “2013 Filing Deadline”), then the 2013 Filing Deadline.

“SH2A” means Sunshine Holdings 2A Ltd.

“SH2” means Sunshine Holdings 2 Limited.

“SH3” means Sunshine Holdings 3 Limited.

“Subsidiary” means any Person of which a majority of the outstanding share capital, voting securities or other voting equity interests are owned, directly or indirectly, by the Company.

“Target Net Working Capital” means $5,300,000.00.

“Tax” or “Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, branch profits, escheat, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i), in the case of each of clause (i) and clause (ii), whether disputed or not. Any reference to “income” Tax shall mean income tax for United States tax purposes and any equivalent tax in any other jurisdiction, including corporation tax in the United Kingdom.

“Tax Return” means any return, declaration, report or statement required or permitted to be filed with respect to any Tax (including any attachments or schedules thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Taxing Authority” means the IRS and any other Governmental Body responsible for the administration of any Tax.

“Technology” means, collectively, all information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), methods, apparatus, creations, improvements, software, mock ups, works of authorship and other similar materials, and all recordings, graphs, drawings, sketches and other artwork, reports, analyses, and other writings, and embodiments of any of the foregoing, in any form whether or not specifically listed herein, and all related technology.

“Transaction Documents” means this Agreement, the Escrow Agreement and the other documents contemplated to be delivered or executed in connection herewith.

“Transaction Expenses” means any costs or expenses (including fees, costs and expenses of legal counsel, investment bankers, accountants, brokers, tax advisors or other representatives and consultants) incurred prior to Closing by the Selling Stockholder, the Company or the Subsidiaries in connection with the negotiation and execution of the Transaction Documents (including in connection with Section 8.17) and the transactions that are contemplated thereby (including the portion of any premiums with respect to the D&O Policy paid by the Company pursuant to Section 8.9). Notwithstanding the foregoing, QP Expenses shall be treated as set forth in Section 8.15(e).

“Treasury Regulations” means the regulations issued by the IRS under the Code, as such regulations may be amended from time to time.

“UK” means the United Kingdom.

“VAT” means value added Tax in the UK or an equivalent Tax in any jurisdiction.

“VATA” means the United Kingdom Value Added Tax Act 1994.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the applicable rules and regulations promulgated thereunder.

1.2 Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section

Acquisition Proposal	8.8
Additional Work	5.10(b)
Agency Workers Regulations	5.15(g)
Agreement	Preamble
Antitrust Laws	8.4(b)
Assigned Agreement	8.17(a)
Balance Sheet	5.6(a)
Balance Sheet Date	5.6(a)
Base Purchase Price	3.1(b)
Benefit Period	8.12(a)
Cap	10.5(a)
Closing	4.1
Closing Date	4.1
Closing Payment Statement	3.1(a)
Common Stock	5.4(a)
Company	Preamble
Company Benefit Plan	5.14(a)
Company Documents	5.2
Company Intellectual Property	5.12(c)
Company Pension Plan	5.14(e)
Company Registered Intellectual Property	5.12(a)
Confidentiality Agreement	8.6(a)
Continuing Employees	8.12(a)
Copyrights	1.1 (in Intellectual Property definition)
Cross-Border Intercompany Indebtedness	8.15(e)(i)
De Minimus Amount	10.5(a)
Debt Elimination	8.15(e)(iii)
Deloitte	3.3(a)
Dividends	2.1
D&O Policy	8.9(a)
Deductible	10.5(a)
Disputed Item	3.3(a)
Environmental Permits	5.18(a)
ERISA	5.14(a)
Estimated Asset Sale Tax Amount	3.1(a)
Estimated Cash on Hand	3.1(a)
Estimated Net Working Capital	3.1(a)

Term	Section
Estimated Transaction Expenses	3.1(a)
Exception Claims	10.4(b)
Excluded Assets	8.17(c)
Excluded Cable Assets	8.17(a)
Excluded MIP Assets	8.17(c)
Excluded Real Property	5.10(b)
Feature Films	5.14(b)
Final Adjustment Amount	3.3(c)
Final Asset Sale Tax Amount	3.3(a)
Final Cash on Hand	3.3(a)
Final Indebtedness	3.3(a)
Final Net Working Capital	3.3(a)
Final Purchase Price	3.3(b)
Final Transaction Expenses	3.3(a)
Financial Statements	5.6(a)
Guarantee	11.12(a)
Guarantee Cap	11.12(a)
Guarantor	11.12(a)
Guarantor Affiliates	11.12(f)
Indemnification Claim	10.4(b)
Independent Auditor	3.3(a)
Key Service Provider	5.15(c)
Marks	1.1 (in Intellectual Property definition)
Material Contracts	5.13(a)
Mattel	Preamble
MIP Payments	3.2(b)
Multiemployer Plan	5.14(b)
Notice of Disagreement	3.3(a)
Objecting Party	8.15(a)(viii)(1)
Obligations	11.12(f)
Patents	1.1 (in Intellectual Property definition)
Personal Property	5.11
Plan Date	8.15(e)(i)
Preferred Stock	5.4(a)
Purchase Price	3.1(b)
Purchaser	Preamble
Purchaser Assignee	11.9
Purchaser Documents	7.2
Purchaser Indemnified Parties	10.2(a)
Purchaser Plans	8.12(b)
QP Expenses	8.15(e)(ii)
Qualified Plans	8.12(c)
Qualifying Plan	8.15(e)(i)
Real Property	5.10(b)

Term	Section
Real Property Lease(s)	5.10(b)
Releasee	11.13
Relevant Transfer	5.15(h)
Replacement LCs	8.16
Responsible Party	8.15(a)(viii)(1)
Section 280G Approval	5.13(b)
Section 280G Soliciting Materials	5.13(b)
Securities Act	7.5
Selling Stockholder Documents	6.2
Selling Stockholder	Preamble
Selling Stockholder Indemnified Parties	10.3(a)
Severance Offer Letter	5.13(a)(xvii)(A)
Shares	Recitals
Significant Contracts	8.2(b)(xvi)
Statement	3.3(a)
Straddle Period	8.15(a)(iii)
Successor Entity	11.12(f)
Tax Claim	8.15(d)(i)
Tax Resolution	8.15(a)(viii)(2)
Termination Date	4.2(a)
Top 5 Executives	8.2(b)(vi)
Wishbone	5.14(b)
Withholding Notice	3.4
2012 Filing Deadline	1.1 (in First Escrow Release Date definition)
2013 Filing Deadline	1.1 (in Second Escrow Release Date definition)

1.3 Other Definitional and Interpretive Matters.

(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.

Schedules. Article V, Article VI and Article VIII of this Agreement are qualified by the Disclosure Schedules to the extent described in the immediately following sentences. Any matter or item disclosed on one Schedule shall be deemed to have been disclosed on each other Schedule with respect to which the relevance of such disclosure is reasonably apparent on the face of such disclosure. Disclosure of any item on any Schedule shall not constitute an admission or indication that such item or matter is material or would have a Material Adverse Effect. No disclosure on a Schedule relating to a possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

Herein. The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

Including. The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (a) there is a specifically identified reserve, accrual or other similar item underlying a number on such balance sheet or financial statements relating to the subject matter of such representation, (b) such item is otherwise specifically set forth on the balance sheet or financial statements or (c) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.

Joint Preparation. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Further, prior drafts of this Agreement or any ancillary agreements hereto or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement or any ancillary agreements hereto shall not be used as an aide of construction or otherwise constitute evidence of the intent of the parties hereto; and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of such prior drafts.

ARTICLE II

SALE AND PURCHASE OF SHARES

2.1 Sale and Purchase of Shares. Upon the terms and subject to the conditions contained herein, on the Closing Date, the Selling Stockholder shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from the Selling Stockholder, all right, title and interest in and to (i) the Shares, free and clear of all Liens or other restrictions on transfer, other than restrictions on transfer arising under applicable securities Laws and (ii) any unpaid dividends accrued or otherwise due and payable with respect to the Shares (the “Dividends”).

ARTICLE III

PURCHASE PRICE

3.1 Delivery of Closing Payment Statement; Purchase Price.

(a) At least two (2) Business Days prior to the Closing Date, the Selling Stockholder shall cause to be prepared and delivered to Purchaser a statement (the “Closing Payment Statement”), stating the Selling Stockholder’s reasonable, good faith estimate of the following amounts: (A) the amount of Cash on Hand as of 11:59 p.m. local time in New York, New York on the day immediately preceding the Closing (the “Estimated Cash on Hand”), (B) the Net Working Capital as of 11:59 p.m. local time in New York, New York on the day immediately preceding the Closing (the “Estimated Net Working Capital”), (C) the Debt Payoff Amount, (D) the amount of Transaction Expenses that will remain unpaid and outstanding as of immediately prior to the Closing (the “Estimated Transaction Expenses”), and the accounts into which each such amount shall be paid at Closing, (E) the Asset Sale Tax Amount, if any (the “Estimated Asset Sale Tax Amount”) and (F) the amount of the MIP Payments;

(b) The consideration to be paid by Purchaser to the Selling Stockholder on the Closing Date shall be an amount in cash equal to (i) six hundred and eighty million dollars ($680,000,000.00) (the “Base Purchase Price”), plus (ii) the amount of Estimated Cash on Hand, plus (iii) the amount, if any, by which the Estimated Net Working Capital exceeds Target Net Working Capital, minus (iv) the amount, if any, by which the Estimated Net Working Capital is less than the Target Net Working Capital, minus (v) the Debt Payoff Amount, minus (vi) the Estimated Transaction Expenses, minus (vii) the MIP Payments, minus (viii) the Estimated Asset Sale Tax Amount, minus (ix) the Escrow Amount (collectively, the “Purchase Price”).

3.2 Payment of the Base Purchase Price. On the Closing Date, Purchaser shall, by wire transfer of immediately available funds:

(a) pay, on behalf of HiT Entertainment, Inc., the Debt Payoff Amount to the lenders of the Company and the Subsidiaries in accordance with the Payoff Letters;

(b) pay, to HiT Entertainment Canada Inc., HiT Entertainment, Inc., HiT Entertainment Limited, Hit Entertainment MIP Employee Participation Limited Partnership and the Selling Stockholder, the amounts set forth on Schedule 3.2(b) hereto (the “MIP Payments”) into the accounts designated by the Company in writing and delivered to Purchaser no less than two (2) Business Days prior to Closing and, immediately following the receipt of such payment, each of HiT Entertainment Canada Inc., HiT Entertainment, Inc., HiT Entertainment Limited and Hit Entertainment MIP Employee Participation Limited Partnership shall (i) withhold the appropriate Taxes (including any income, employment, UK National Insurance contributions and any social security contributions or similar Taxes) payable in respect of the MIP Payments; (ii) remit the appropriate Taxes (including any income, employment, UK National Insurance contributions and any social security contributions or similar Taxes of the employer or the employee) payable in respect of the MIP Payments to the relevant Governmental Body in a timely manner and (iii) distribute their respective portions of the net MIP Payments to the directors, officers and employees of the Company and the Subsidiaries who are entitled to receive such payments pursuant to the terms of the Management Incentive Plan;

(c) make payments in respect of Transaction Expenses that are unpaid as of the Closing Date to the accounts and in the amounts set forth on the Closing Payment Statement;

(d) deliver to the Escrow Agent the Escrow Amount; and

(e) pay the Purchase Price to the Selling Stockholder, which amount shall be paid into one or more accounts designated by the Selling Stockholder in the Closing Payment Statement.

3.3 Adjustments to Purchase Price.

(a) Within seventy-five (75) days after the Closing Date, Purchaser shall deliver to the Selling Stockholder (i) a statement setting forth: (A) the Cash on Hand as of 11:59 p.m. local time in New York, New York on the day immediately preceding the Closing (the “Final Cash on Hand”), (B) the Net Working Capital as of 11:59 p.m. local time in New York, New York on the day immediately preceding the Closing (the “Final Net Working Capital”), (C) the Indebtedness of the Company as of immediately prior to the Closing (the “Final Indebtedness”), (D) the Transaction Expenses which remained unpaid and outstanding as of immediately prior to the Closing (the “Final Transaction Expenses”), and (E) the Asset Sale Tax Amount (the “Final Asset Sale Tax Amount”) and (ii) copies of any invoices relating to Transaction Expenses unpaid as of the Closing Date. During the forty-five (45) days immediately following the Selling Stockholder’s receipt of such statement, the Selling Stockholder shall be provided reasonable access to and shall be permitted to review the working papers relating to such statement. Such statement shall become final and binding (in its final and binding form, the “Statement”) upon the parties on the forty-fifth (45th) day following receipt thereof by the Selling Stockholder unless the Selling Stockholder gives written notice of its disagreement (a “Notice of Disagreement”) to Purchaser prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature and amount of any disagreement so asserted (each, a “Disputed Item”). If a timely Notice of Disagreement is received by Purchaser, then the Statement (as revised as contemplated in clause (x) or (y) below) shall become final and binding upon the parties on the earlier of (x) the date the parties hereto resolve in writing any differences they have with respect to any matter specified in the Notice of Disagreement or (y) the date any matters properly in dispute are finally resolved in writing by the Independent Auditor (defined below); provided that any items that are not so disputed shall become final and binding upon the parties on the forty-fifth (45th) day following the Selling Stockholder’s receipt of the Statement. During the forty-five (45) days immediately following the delivery of a Notice of Disagreement, Purchaser and the Selling Stockholder shall seek in good faith to resolve in writing any differences which they may have with respect to any matter specified in the Notice of Disagreement. During such period, Purchaser shall be provided reasonable access to and shall be permitted to review the calculations of the Selling Stockholder relating to the Notice of Disagreement. If, at the end of such forty-five (45) day period, any Disputed Item specified in the Notice of Disagreement has not been resolved by the Selling Stockholder and Purchaser, the Selling Stockholder and Purchaser shall submit to the New York office of Deloitte & Touche LLP (“Deloitte”), or if Deloitte is unable or unwilling to accept its mandate, any other independent auditing firm of national recognition mutually selected by Purchaser and the Selling Stockholder (the “Independent Auditor”), for review and resolution any such Disputed Items which remain in dispute (including such party’s proposed resolution thereof) and which were properly included in the Notice of Disagreement. The Independent Auditor shall make a final determination of each Disputed Item as of immediately prior to the Closing based solely on presentations by Purchaser and the Selling Stockholder (and not by independent review), which determination shall be binding on the parties. The Independent Auditor (i) shall be bound by the principles set forth in this Section 3.3, (ii) shall limit its review to matters specifically set forth in the Notice of Disagreement, (iii) shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party and (iv) shall act as an auditor, not an arbitrator.

(b) The Independent Auditor shall be retained to resolve such dispute promptly and, in any event, within sixty (60) days from the date the dispute is submitted to the Independent Auditor. The fees and expenses of the Independent Auditor acting under this Section 3.3 shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by the Selling Stockholder. The determination as to each Disputed Item as of immediately prior to the Closing as determined by agreement of the parties or by the Independent Auditor shall be final and binding on the parties. The Purchase Price as further adjusted pursuant to this Section 3.3 shall be referred to herein as the “Final Purchase Price.”

(c) The Purchase Price shall be adjusted as follows:

(i) reduced by the amount, if any, by which the Final Cash on Hand is less than the Estimated Cash on Hand, or increased by the amount, if any, by which the Final Cash on Hand exceeds the Estimated Cash on Hand.

(ii) reduced by the amount, if any, by which the Final Net Working Capital is less than the Estimated Net Working Capital, or increased by the amount, if any, by which the Final Net Working Capital exceeds the Estimated Net Working Capital;

(iii) reduced by the amount, if any, by which the Final Indebtedness exceeds the Debt Payoff Amount, or increased by the amount, if any, by which the Final Indebtedness is less than the Debt Payoff Amount;

(iv) reduced by the amount, if any, by which the Final Transaction Expenses exceed the Estimated Transaction Expenses, or increased by the amount, if any, by which the Final Transaction Expenses are less than the Estimated Transaction Expenses; and

(v) reduced by the amount, if any, by which the Final Asset Sale Tax Amount exceeds the Estimated Asset Sale Tax Amount, or increased by the amount, if any, by which the Final Asset Sale Tax Amount is less than the Estimated Asset Sale Tax Amount.

The aggregate amount by which the Purchase Price is adjusted pursuant to Sections 3.3(c)(i), (ii), (iii), (iv) and (v) shall be referred to herein as the “Final Adjustment Amount.”

(d) In the event that the Final Adjustment Amount results in a reduction to the Purchase Price, Purchaser and the Selling Stockholder shall cause the Escrow Agent to release an amount of cash equal to the Final Adjustment Amount from the Purchase Price Adjustment Escrow Amount to Purchaser, by wire transfer of immediately available funds to an account designated in writing by Purchaser; provided that, if the Final Adjustment Amount exceeds the Purchase Price Adjustment Escrow Amount, then the remaining amount in the Escrow Account shall be available as recourse and be the sole recourse of Purchaser and Purchaser shall not be entitled to recover any remaining excess from any other source.

(e) In the event that the Final Adjustment Amount results in an increase to the Purchase Price, Purchaser shall pay or cause to be paid an amount in cash equal to such Final Adjustment Amount to the Selling Stockholder.

(f) Any payments required under Sections 3.3(d) or (e) shall be made within five (5) Business Days of the final determination of such amount pursuant to Section 3.3(a), together with interest thereon at a rate equal to the prime rate as published in the Wall Street Journal on the Closing Date calculated on the basis of the number of days elapsed from the Closing Date to the date of the payment.

(g) Following the determination of the Final Adjustment Amount and the payment of any amount that is required under Section 3.3(d), Purchaser and the Selling Stockholder shall cause the Escrow Agent to release the remaining portion (if any) of the Purchase Price Adjustment Escrow Amount to the Selling Stockholder within five (5) Business Days.

3.4 Withholding. Purchaser shall be entitled to deduct and withhold from any payment payable under this Agreement such amounts as Purchaser is required to deduct and withhold under the Code or any provision of state, local or foreign Tax law applicable to such payment; provided, however, that before making any such deduction or withholding, Purchaser shall (A) give the Selling Stockholder commercially reasonable advance notice of Purchaser’s intention to make such deduction or withholding (“Withholding Notice”) (which, to the extent reasonably practicable, shall be at least five (5) Business Days prior to Closing), and (B) cooperate with Selling Stockholder to the extent reasonable in efforts to obtain reduction of or relief from such deduction or withholding. To the extent that amounts are so withheld by Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made by Purchaser.

ARTICLE IV

CLOSING AND TERMINATION

4.1 Closing Date. The closing of the sale and purchase of the Shares provided for in Section 2.1 hereof (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP located at 767 Fifth Avenue, New York, New York (or at such other place outside the UK as the parties may designate in writing) at 10:00 a.m. (New York City time) on a date to be specified by the parties (the “Closing Date”), which date shall be no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), unless another time, date or place is agreed to in writing by the parties hereto. Notwithstanding the foregoing, Purchaser shall not be required to Close (and the Closing Date shall not occur) prior to January 9, 2012 (unless an earlier date is agreed to in writing by the parties hereto).

4.2 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) At the election of the Selling Stockholder or Purchaser on or after April 15, 2012 (such date, the “Termination Date”), if the Closing shall not have occurred by the close of business on such date; provided, that the terminating party is not in breach in any material respect of any of its obligations hereunder;

(b) by mutual written consent of the Selling Stockholder and Purchaser;

(c) by Purchaser if (i) there shall have been a breach or default by the Company or the Selling Stockholder of any of their respective covenants, agreements, representations or warranties contained in this Agreement, (ii) such breach(es) or default(s) are not capable of cure within thirty (30) days after such breach or default and (iii) whether considered individually or in the aggregate, such uncured breach(es) or default(s) of the Company or the Selling Stockholder would result in a failure by the Company and/or the Selling Stockholder to satisfy any condition set forth in Sections 9.1(a) or (b);

(d) by the Selling Stockholder if (i) there shall have been a breach or default by Purchaser of any of its covenants, agreements, representations or warranties contained in this Agreement, (ii) such breach(es) or default(s) are not capable of cure within thirty (30) days after such breach or default and (iii) whether considered individually or in the aggregate, such uncured breach(es) or default(s) of Purchaser would result in a failure by Purchaser to satisfy any condition set forth in Sections 9.2(a) or (b);

(e) by the Selling Stockholder or Purchaser if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction (i) restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby (it being agreed that the parties hereto shall promptly appeal any adverse determination which is appealable), or (ii) that would prevent the Closing from occurring as contemplated by this Agreement on or prior to the Termination Date; provided, however, that the right to terminate this Agreement under this Section 4.2(e) shall not be available to a party if such Order was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(f) by Purchaser if there shall have occurred a Material Adverse Effect.

4.3 Procedure Upon Termination. In the event of termination and abandonment by Purchaser or the Selling Stockholder, or both, pursuant to Section 4.2 hereof, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the purchase of the Shares hereunder shall be abandoned, without further action by Purchaser or the Selling Stockholder.

4.4 Effect of Termination.

(a) Subject to the provisions of this Section 4.4, the rights of termination set forth above are in addition to any other rights a terminating party may have under this Agreement, and the exercise of a right of termination will not be an election of remedies. Notwithstanding the foregoing sentence, in the event that this Agreement is validly terminated in accordance with Sections 4.2 and 4.3, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Purchaser, the Company or the Selling Stockholder; provided that no such termination shall relieve any party hereto from liability for any willful breach of this Agreement and, provided, further, that the obligations of the parties set forth in Article X and Article XI hereof, except as otherwise set forth therein, shall survive any such termination and shall be enforceable hereunder.

(b) The Confidentiality Agreement shall survive any termination of this Agreement in accordance with its terms and nothing in this Section 4.4 shall relieve the Selling Stockholder or Purchaser, as applicable, of their obligations under the Confidentiality Agreement or otherwise extend the term or expand the scope of the Confidentiality Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Purchaser as follows:

5.1 Organization and Good Standing. The Company is a private limited company duly organized, duly registered (if required by applicable Law), validly existing and in good standing under the Laws of Jersey and has all requisite corporate power and authority to own, lease, license and operate its properties, to carry on its business as now conducted and to carry out the transactions contemplated by this Agreement and the other Transaction Documents to which the Company is a party. The Company is duly qualified or authorized to do business and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect. The Company has made available to Purchaser true, correct and complete copies of the Company’s organizational documents, which reflect all amendments made thereto at any time prior to the date of this Agreement.

5.2 Authorization of Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document or instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the consummation of the transactions contemplated by this Agreement (the “Company Documents”), to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Company Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company. This Agreement has been, and each of the Company Documents has been or will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Company Documents when so executed and delivered will constitute, the legal, valid and binding obligations of the Company, enforceable against it in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3 Conflicts; Consents of Third Parties.

(a) Except as set forth on Schedule 5.3(a) and Schedule 5.3(b), the execution and delivery by the Company of this Agreement or the Company Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by the Company with any of the provisions hereof or thereof do not or will not, as applicable, (i) conflict with or result in a breach of the terms or conditions of, (ii) result in any violation of or default (with or without notice or lapse of time, or both) under, (iii) give rise to a right of termination, cancellation, modification or acceleration of any obligation under, (iv) result in the loss of any benefit under, or the change of any terms in, or (v) result in the creation of any Lien upon the capital stock, other equity securities or assets of the Company or any of the Subsidiaries, including the Shares, pursuant to, any provision of (A) the certificate of incorporation and by-laws or comparable organizational documents of the Company or any Subsidiary; (B) any Contract or Permit to which the Company or any Subsidiary is a party or by which any of the properties or assets of the Company or any Subsidiary are bound; (C) any Order of any Governmental Body applicable to the Company or any Subsidiary or by which any of the properties or assets of the Company or any Subsidiary are bound; or (D) any applicable Law, other than, in the case of clauses (B), (C) and (D), such conflicts, defaults, terminations or cancellations that would not reasonably be expected to have a Material Adverse Effect.

(b) Except as set forth on Schedule 5.3(b), no consent, waiver, approval, Order, Permit, exemption, authorization or action by, or declaration, registration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company or any Subsidiary in connection with the execution and delivery of this Agreement or the Company Documents or the compliance by the Company with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act, (ii) the Foreign Filings and (iii) such other consents, waivers, approvals, Orders, Permits or authorizations the failure of which to obtain would not reasonably be expected to adversely affect the Company and its Subsidiaries, taken as a whole, in any material respect.

5.4 Capitalization.

(a) The authorized capital stock of the Company consists of 206,100,002 Shares, consisting of 8,300,002 ordinary shares (the “Common Stock”) and 197,800,000 preference shares (the “Preferred Stock”). There are 8,300,002 shares of Common Stock and 197,800,000 shares of Preferred Stock issued and outstanding and no shares of Common Stock or Preferred Stock are held by the Company as treasury stock.

(b) All of the issued and outstanding Shares have been duly authorized and validly issued, and are fully paid and non-assessable. The Selling Stockholder owns, and immediately after the Closing the Purchaser shall own, all of the issued and outstanding Shares, free and clear of any Liens (or any other restrictions on transfer, other than restrictions on transfer arising under applicable securities Laws). Except as set forth in Section 5.4(a) above, there are no outstanding shares of capital stock of the Company and except as set forth on Schedule 5.4(b), there are no outstanding (i) securities of the Company convertible into or exchangeable for shares of capital stock of the Company or containing any profit participation features or (ii) options, warrants, calls, rights, or Contracts of any character to which the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the allotment or issuance of any shares of capital stock of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock of the Company or any equity appreciation rights or phantom equity plans. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire or retire for value any of the foregoing. The Company is not a party to any voting trust or other Contract with respect to the voting, sale, transfer or other disposition of the Common Stock of the Company or other equity securities of the Company.

(c) Schedule 5.4(c) sets forth all (i) outstanding Indebtedness of the Company and each Subsidiary as of the date hereof and for each item of Indebtedness set forth thereon, identifies the debtor, the principal amount as of the date hereof, the creditor, the maturity date, interest rate, currency, and the collateral, if any, securing such Indebtedness, and (ii) outstanding Intercompany Indebtedness as of August 31, 2011, and for each item of Intercompany Indebtedness set forth thereon, identifies the debtor, the principal amount as of August 31, 2011, and the creditor. No default exists with respect to the obligations of the Company or any Subsidiary under any such Indebtedness or Intercompany Indebtedness.

(d) As of the Closing, neither the Company nor any of its Subsidiaries will owe any Indebtedness to any shareholder of the Company or to any Affiliate of any such shareholder which is not the Company or a Subsidiary.

(e) Except as set forth in Section 5.4(a), Schedule 5.4(b), and Schedule 5.4(c), the Company has no other issued or outstanding debt or equity securities of any kind, or options, warrants, calls, rights or Contracts of any character to which the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance of any debt or equity securities of the Company.

5.5 Subsidiaries.

(a) Schedule 5.5(a) sets forth the name of each Subsidiary, and, with respect to each Subsidiary, the type of entity, the jurisdiction in which it is incorporated or organized, the jurisdictions, if any, in which it is qualified to do business, the number of shares of its authorized capital stock, partnership capital or equivalent, the number, type and class of shares, partnership interests or similar ownership interests thereof duly issued and outstanding, the names of all stockholders or other equity owners and the number of shares of stock, partnership interests or similar ownership interests owned by each stockholder or the amount of equity owned by each equity owner. Each Subsidiary is a duly organized, duly registered (if required by applicable Law), and validly existing corporation or other entity in good standing under the laws of the jurisdiction of its incorporation or organization and is duly qualified or authorized to do business as a foreign corporation or entity and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect. Each Subsidiary has all requisite corporate or other organizational power and authority to own, lease, license and operate its properties and carry on its business as now conducted and to carry out the transactions contemplated by this Agreement and the Company Documents. The Company has made available to Purchaser true, correct and complete copies of each Subsidiary’s organizational documents, which reflect all amendments made thereto at any time prior to the date of this Agreement.

(b) The outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued, and are fully paid and non-assessable, and all such shares or other equity interests represented as being owned by the Company or any Subsidiary are owned by it free and clear of any and all Liens except as set forth on Schedule 5.5(b). No shares of capital stock are held by any Subsidiary as treasury stock. There are no outstanding (i) shares of capital stock of any Subsidiary except as set forth on Schedule 5.5(a); (ii) securities of any Subsidiary convertible into or exchangeable for shares of capital stock of the Company or containing any profit participation features; or (iii) options, warrants, calls, rights or Contracts to which any Subsidiary is a party requiring, and there are no convertible securities of any Subsidiary outstanding which upon conversion would require, the allotment or issuance of any shares of capital stock or other equity interests of any Subsidiary or other securities convertible into shares of capital stock or other equity interests of any Subsidiary or any equity appreciation rights or phantom equity plans with respect thereto. There are no outstanding obligations of any Subsidiary to repurchase, redeem or otherwise acquire or retire for value any of the foregoing. Except for the Subsidiaries and as set forth on Schedule 5.5(b), the Company does not own, directly or indirectly, any capital stock or equity interests or securities of any Person or any right (contingent or otherwise) to acquire the same. No Subsidiary is a party to any voting trust or other Contract with respect to the voting, sale, transfer or other disposition of the capital stock or other equity securities of such Subsidiary.

(c) During the three (3) years prior to the date of this Agreement, neither the Company nor any of the Subsidiaries has (i) purchased, redeemed or repaid any of its own equity securities or (ii) given any financial assistance in connection with any acquisition of its equity securities or the equity securities of its holding company in contravention of any Law.

5.6 Financial Statements.

(a) The Company (i) has made available to Purchaser copies of (A) the audited consolidated balance sheets of the Consolidated Group as of July 31, 2006, 2007, 2008, 2009 and 2010 and the related audited consolidated statements of income and of cash flows of the Consolidated Group for the years then ended, (B) the audited financial statements of each of the Company, SH2 and SH2A as of July 31, 2006, 2007, 2008, 2009 and 2010, (C) the unaudited consolidated balance sheet of the Consolidated Group as of July 31, 2011 and the related unaudited statement of income of the Consolidated Group for the twelve (12) month period then ended, (D) the unaudited consolidated cash flows derived from the management accounts of the Consolidated Group for the twelve (12) month period ended July 31, 2011 (the “Cash Flows”), and (E) the unaudited balance sheets of each of the Company, SH2 and SH2A as of July 31, 2011 and the related statement of income for each of the Company, SH2 and SH2A for the twelve (12) month period ended July 31, 2011 and (ii) will make available to Purchaser, prior to the Closing, copies of (A) the audited consolidated balance sheets of the Consolidated Group as of July 31, 2011 and the related audited consolidated statements of income and of cash flows of the Consolidated Group for the year then ended, and (B) the audited balance sheets of each of the Company, SH2 and SH2A as of July 31, 2011 and the related audited statements of income and of cash flows of each of the Company, SH2 and SH2A for the year then ended (such audited and unaudited statements in the preceding clauses (i) and (ii), including the related notes and schedules thereto, are referred to herein as the “Financial Statements” and are attached as Schedule 5.6(a) hereto). Except as disclosed in Schedule 5.6, each of the Financial Statements (including in all cases the notes and schedules thereto, if any) (i) is, or will be, as applicable, accurate and complete in all material respects, (ii) is, or will be, as applicable, consistent with the books and records of the Consolidated Group, the Company, SH2 or SH2A, as applicable and (iii) other than the Cash Flows, has been, or will be, as applicable, prepared in accordance with GAAP consistently applied and presents, or will present, as applicable, fairly in all material respects (A) in the case of the audited statements for the Consolidated Group, the consolidated financial condition, results of operations, stockholders’ equity and cash flows of the Consolidated Group, as at the dates and for the period indicated therein and (B) in the case of the audited statements for each of the Company, SH2 and SH2A, the financial condition, results of operations, stockholders’ equity and cash flows of each of the Company, SH2 and SH2A, as applicable, as at the dates and for the periods indicated therein. For the purposes hereof, the unaudited consolidated balance sheet of the Consolidated Group as of July 31, 2011 is referred to as the “Balance Sheet” and July 31, 2011 is referred to as the “Balance Sheet Date.”

(b) The Company and the Subsidiaries have established and maintain internal accounting controls that are designed to provide reasonable assurances that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to prepare the consolidated financial statements of the Company and the Subsidiaries and to maintain accountability for the Company’s and the Subsidiaries’ consolidated assets; and (iii) access to the Company’s and the Subsidiaries’ assets is permitted only in accordance with management’s authorization. Neither the Company nor its Subsidiaries nor, to the Knowledge of the Company, any auditor, accountant or representative of the Company or its Subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or their internal accounting controls, and, to the Knowledge of the Company, there is no fraud, suspected fraud or allegation of fraud affecting the Company or any of the Subsidiaries by management of the Company or any of the Subsidiaries, employees who have significant roles with respect to the Company’s or any of the Subsidiaries’ internal controls or other employees of the Company or any of the Subsidiaries whose fraud could have a material effect on the Financial Statements.

5.7 No Undisclosed Liabilities. Except as set forth on Schedule 5.7, neither the Company nor any Subsidiary has any Liabilities of any kind, other than Liabilities (a) reflected on the face of the Balance Sheet; (b) of the type reflected on the face of the Balance Sheet, which have arisen in the Ordinary Course of Business after the Balance Sheet Date; (c) incurred in connection with the transactions contemplated hereby; or (d) the aggregate amount of which is less than $500,000.00 for all such Liabilities.

5.8 Absence of Certain Developments. Except as contemplated by this Agreement or as set forth on Schedule 5.8, from the Balance Sheet Date to the date of this Agreement (i) the Company and the Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and (ii) there has not been any event, change, occurrence or circumstance that has had a Material Adverse Effect. Without limiting the generality of the foregoing, from the Balance Sheet Date to the date of this Agreement, except as set forth on Schedule 5.8, neither the Company nor any Subsidiary has:

(a) experienced any damage, destruction or loss, whether or not covered by insurance, with respect to the property and material assets of the Company or any Subsidiary having a replacement cost of more than $1,000,000.00;

(b) sold, assigned, disposed of or transferred (including transfers to the Company, any Subsidiary or any of its respective employees or Affiliates) any assets (whether tangible or intangible), other than in the Ordinary Course of Business;

(c) mortgaged, pledged or subjected to any Lien any portion of its properties or assets, other than Permitted Exceptions;

(d) committed to make or authorized any capital expenditure, other than capital expenditures in the Ordinary Course of Business not in excess of $5,000,000.00;

(e) acquired (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any assets, other than acquisitions of assets in the Ordinary Course of Business for consideration, with respect to all such acquisitions, in the aggregate, in excess of $5,000,000.00 for the Company and each Subsidiary, taken as a whole;

(f) incurred any Indebtedness in excess of $100,000.00 or assumed, guaranteed or endorsed the obligations of any Person, except for any assumption, guarantee or endorsement of obligations of any Person in the Ordinary Course of Business;

(g) entered into, amended, modified, accelerated or terminated any Material Contract;

(h) issued, sold, pledged, disposed of, encumbered or transferred any equity securities, securities convertible, exchangeable or exercisable into equity securities, or warrants, options or other rights to acquire equity securities, of the Company or any Subsidiary;

(i) reclassified, combined, split, subdivided or redeemed, purchased or otherwise acquired, directly or indirectly, any of its capital stock (or other equity securities);

(j) waived, released, assigned, settled or compromised any material rights or claims, or any material litigation or arbitration, other than (i) in connection with the negotiation of the renewal of any Contract to which the Company or any Subsidiary is a party or (ii) any monetary waiver, release, assignment, settlement or compromise with a value of less than $150,000.00;

(k) disclosed any material trade secrets (including source code for any proprietary software owned by the Company) or other material proprietary and confidential information to any Person that is not subject to any confidentiality or non-disclosure agreement;

(l) abandoned, let lapse or otherwise failed to maintain any material Registered Intellectual Property;

(m) made loans or advances to, guarantees for the benefit of, or any investments in, any Person other than (i) with respect to expense advances to employees in the Ordinary Course of Business or (ii) other loans or advances to employees that have a value of less than $50,000.00 in the aggregate;

(n) forgave, cancelled or otherwise extinguished any loans to any Person, including directors, officers, employees of the Company or any Subsidiary or any of their respective Affiliates;

(o) made any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Body;

(p) (i) accelerated or delayed collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course of Business; (ii) delayed or accelerated payment of any account payable in advance of its due date or the date such liability would have been paid in the Ordinary Course of Business; or (iii) made any changes to cash management policies;

(q) written up, written down or written off the book value of any assets, individually or in the aggregate, for the Company and the Subsidiaries taken as a whole, in excess of $1,000,000.00, except for depreciation and amortization in accordance with GAAP consistently applied;

(r) (i) declared, set aside, distributed or paid any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) in respect of any shares of capital stock of the Company, (ii) repurchased, redeemed or otherwise acquired any outstanding shares of capital stock or other securities of, or other ownership interest in, the Company or any Subsidiary or (iii) entered into any agreement with respect to the voting of its capital stock (or equity securities);

(s) other than in the Ordinary Course of Business, or as contemplated or required under this Agreement, (i) amended or entered into any employment, deferred compensation, change in control, severance or similar agreement, (ii) increased or agreed to increase the compensation payable or to become payable by it to any director, officer or employee of the Company or any Subsidiary, or (iii) adopted, amended, or increased or agreed to increase the coverage or benefits available under any Company Benefit Plan or other severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, employee insurance, retirement, pension or other employee benefit plan (as defined in Section 3(3) of ERISA) made to, for or with such director, officer or employee;

(t) with respect to the Company and its Subsidiaries, (i) made a new, or changed or rescinded any, Tax election, (ii) entered into a settlement or compromise of any claim, notice, audit report or assessment in respect of Taxes, (iii) changed any annual Tax accounting period, (iv) adopted or changed any method of Tax accounting, (v) filed any amended Tax Return, (vi) entered into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax, (vii) surrendered any right to claim a Tax refund, or (viii) consented to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment; and

(u) agreed or committed to do any of the foregoing.

5.9 Taxes. Except as set forth on Schedule 5.9:

(a) All income and other material Tax Returns that are required to be filed by or with respect to the Company or any of the Subsidiaries have been duly filed and all such Tax Returns are true, correct and complete in all material respects; and all Taxes shown due on such Tax Returns have been fully and timely paid.

(b) No Tax Return referred to in Section 5.9(a) is the subject of examination, inquiry or audit by any Taxing Authority. No deficiencies have been asserted in writing or assessments made in writing as a result of any examinations of the Tax Returns referred to in Section 5.9(a) by any Taxing Authority that have not been paid in full.

(c) There is no action, claim, deficiency or assessment pending (or threatened in writing) with respect to any income Taxes or other material Taxes of the Company or any of the Subsidiaries, and there are no Liens on any of the assets of the Company or any of the Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax other than Permitted Exceptions. The Company and its Subsidiaries have made available to Purchaser complete and accurate (in all material respects) copies of all income and franchise and other material Tax Returns of the Company and its Subsidiaries (and their respective predecessors) for all taxable years since 2008 including for the most recent taxable year, and complete and accurate (in all material respects) copies of all examination reports and statements of deficiencies assessed against or agreed to by any of the Company and its Subsidiaries (and their respective predecessors) in respect of income and franchise and other material Taxes since 2008.

(d) No waivers of statutes of limitations (other than waivers no longer in force) have been given with respect to any income Taxes or other material Taxes of the Company or any of the Subsidiaries, and no such entity is currently a party to any agreement extending the time with respect to a income Tax or other material Tax assessment or deficiency.

(e) To the Knowledge of the Company, neither the Company nor any Subsidiary has ever been a member of any consolidated, combined, affiliated, aggregate or unitary group of persons for any Tax purpose (other than a group the common parent of which is the Company or a Subsidiary). To the Knowledge of the Company, none of the Company or any of the Subsidiaries has any liability for the Taxes of any Person (other than the Company or a Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state or local Law), or by contract, assumption, transferee liability or operation of Law, or otherwise.

(f) Each of the Company and the Subsidiaries has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Taxing Authority all amounts required to be so withheld and paid under all applicable Laws.

(g) No written claim has been made in the past six (6) years by a Taxing Authority in a jurisdiction where any of the Company or any of the Subsidiaries does not file Tax Returns that such entity is or may be subject to income Taxation by that jurisdiction. Neither the Company nor any Subsidiary has a permanent establishment in any country other than its place of organization, as defined in the applicable Tax treaty or convention between the United States and such foreign country.

(h) Neither the Company nor any of the Subsidiaries and no Person on their behalf has (i) entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law that would be binding on the Company or any of the Subsidiaries following the Closing, or (ii) granted to any Person any power of attorney with respect to the Company or any of the Subsidiaries that is currently in force with respect to any Tax matter.

(i) Neither the Company nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale on or prior to the Closing Date or prepaid amount received on or prior to the Closing Date.

(j) The Company and its Subsidiaries have not agreed, and are not required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

(k) The Company and its Subsidiaries have never entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations §§ 1.6011-4(b)(2) or 301.6111-2(b)(2).

(l) Neither the Company nor any of its Subsidiaries has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) None of the Company or any of its Subsidiaries (nor any of its respective predecessors) (i) has ever been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of United States Treasury Regulation Section 301.7701-5(a).

(n) No entity classification election pursuant to Treasury Regulations Section 301.7701-3 or Section 897(i) of the Code has ever been filed with respect to the Company or its Subsidiaries.

(o) Neither the Company nor any Subsidiary has ever participated (or are participating) in an international boycott within the meaning of Section 999 of the Code.

(p) Neither the Company nor any of the Subsidiaries is a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments in respect of Taxes after Closing.

(q) To the Knowledge of the Company, the Company has delivered or made available to Purchaser, complete and accurate copies of all documentation required by the relevant transfer pricing Laws.

(r) To the Knowledge of the Company, none of the Company or its Subsidiaries (other than Subsidiaries owned directly or indirectly by HiT Entertainment, Inc.) is a “controlled foreign corporation” within the meaning of Section 957 of the Code.

(s) Neither the Company nor any of the Subsidiaries has engaged in a transaction subject to Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(t) To the Knowledge of the Company, all documents which confer any right or title upon the Company or any Subsidiary which are required to be stamped have been stamped and all stamp duty, interest and penalties on those documents have been paid. To the Knowledge of the Company, no such documents which are outside the UK would attract stamp duty if they were brought into the UK. To the Knowledge of the Company, neither entering into this Agreement nor Closing will result in the withdrawal of any stamp duty or stamp duty land tax relief granted on or before Closing of the Company or any of its Subsidiaries.

(u) No register for shares of the Company is or has been kept in the United Kingdom.

(v) The Company and each Subsidiary required to be registered for VAT is registered for the purposes of the VATA as a member of a group of which HiT Entertainment Limited is the representative member and has made, given, obtained and kept up to date, full and accurate records, invoices and documents appropriate or required for the purposes of the VATA. The VAT group is treated as fully taxable for VAT purposes and can recover all of the VAT that it incurs subject to the provisions of the VATA. No Subsidiary that is not registered as a member of such group is under any obligation to be registered for VAT purposes.

(w) Neither the Company nor any Subsidiary has in the three (3) years preceding the Closing Date, been a party to, or otherwise involved in, any transaction, scheme or arrangement designed wholly or mainly, or containing steps or stages having no commercial purpose and designed wholly or mainly, for the purposes of avoiding or deferring Taxation, reducing a liability to Taxation or the creation, acceleration or increase of any relief for Tax purposes.

(x) Neither the Company nor any Subsidiary has (a) made payments, or become liable to make or contribute to payments, representing installments of Tax under the UK Corporation Tax (Installment Payments) Regulations 1998 or (b) entered into any arrangements pursuant to sections 59F to 59H of the UK Taxes Management Act 1970 (‘Arrangements for paying tax on behalf of group members’ etc.).

(y) To the Knowledge of the Company, neither the Company nor any Subsidiary has entered into any notifiable arrangements or schemes for the purposes of Part 7 of the UK Finance Act 2004, the UK National Insurance Contribution (Application of Part 7 of the Finance Act 2004) Regulations 2007 (SI 2007/785) or Schedule 11A to VATA.

(z) No distribution within section 1064 of CTA has been made by the Company or any Subsidiary during the three (3) years ending on the Balance Sheet Date, nor have such distributions been made between the Balance Sheet Date and the date of this Agreement. Any loans or advances made, or agreed to be made, before the date of this Agreement by the Company or any Subsidiary within sections 455, 459 and 460 of CTA have been disclosed in Schedule 5.9(z). Neither the Company nor any Subsidiary has released or written off, or agreed to release or write off, the whole or any part of any such loans or advances.

5.10 Real Property.

(a) The Company does not own, and, except as set forth on Schedule 5.10(a), has not owned at any time during the five (5) years prior to the date of this Agreement, any real property.

(b) Schedule 5.10(b) sets forth a true, correct and complete list of all real property and interests in real property leased or subleased by the Company or a Subsidiary, other than the Excluded Real Property (as hereinafter defined) (each such lease and sublease set forth on Schedule 5.10(b), individually, a “Real Property Lease” and collectively, the “Real Property Leases” and the premises leased under such Real Property Leases, collectively, the “Real Property”) and identifies for each Real Property Lease the parties thereto and the address of the property subject thereto (where available). For purposes of this Section 5.10(b), the “Excluded Real Property” means real property and interests in real property leased or subleased by the Company or a Subsidiary under leases and subleases the annual rent of which leases and subleases, in aggregate, does not exceed $200,000.00 (i.e., the sum of the annual rents under all of the leases and subleases covering the Excluded Real Property is less than $200,000.00). The Company has made available to the Purchaser true, correct and complete copies of the Real Property Leases, together with all amendments, modifications and supplements through the date hereof, if any, thereto, and, except as described on Schedule 5.10(b) (which agreements have been made available to Purchaser as set forth above), there are no other agreements as of the date hereof, written or oral, between the Company or any Subsidiary, on the one hand, and any landlord or other third party, on the other hand, relating to any Real Property or the Company’s or Subsidiary’s use and occupancy of any Real Property. The Real Property Leases collectively constitute all real property held or used by the Company and the Subsidiaries to conduct, operate or manage their respective business (other than the Excluded Real Property). The Company and its Subsidiaries have a valid, binding and enforceable leasehold interest to the Real Property under each of the Real Property Leases under which it is a lessee, free and clear of all Liens of any nature whatsoever except Permitted Exceptions. With respect to each Real Property Lease and its corresponding Real Property: (i) the Real Property Lease is legal, valid, binding, enforceable and in full force and effect; (ii) none of the Company or the relevant Subsidiary or, to the Knowledge of the Company, any other party to the Real Property Lease is in breach or default thereunder, and to the Knowledge of the Company, no event has occurred that with notice or lapse of time, or both, would constitute such a breach or default by the Company or any Subsidiary or any other party under such Real Property Lease or permit termination, modification or acceleration under such Real Property Lease; (iii) to the Knowledge of the Company, no party to the Real Property Lease has repudiated any provision thereof; (iv) except as described on Schedule 5.10(b), there are no disputes, oral agreements or forbearance programs in effect as to the Real Property Lease; (v) the Real Property Lease has not been modified in any respect, except to the extent that such modifications are disclosed by the documents made available to Purchaser or as described on Schedule 5.10(b); (vi) except with respect to the sublease agreements described on Schedule 5.10(b), neither the Company nor the relevant Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Real Property Lease; (vii) the Company or the relevant Subsidiary enjoys peaceful and undisturbed possession of the Real Property; (viii) to the Knowledge of the Company, there is no pending or threatened proceeding to condemn, take by eminent domain, or downzone Real Property; (ix) except as does not materially affect the use of such Real Property for the purposes for which such property is currently being (or, to the extent such Real Property is vacant, is permitted under the terms of the related Real Property Lease to be) used, all Improvements located on or within the Real Property are in good working order, repair and condition, without material defect or deficiency; and (x) no landlord or any other third party has given the Company or any Subsidiary any currently outstanding notice of any repairs, upgrades, remodeling or restoration that the Company or Subsidiary must perform or pay (“Additional Work”) except as disclosed on Schedule 5.10(b), and the cost of such Additional Work will not exceed $250,000.00.

5.11 Personal Property. Except as set forth on Schedule 5.11, the Company and each of the Subsidiaries have good and marketable title to, a valid leasehold interest in or a valid license to use (i) all the material tangible properties, rights and assets necessary for the current operation of its business and (ii) all of the personal property and assets used by the Company or a Subsidiary located on their premises or shown on the Balance Sheet or acquired in the Ordinary Course of Business since the Balance Sheet Date (the “Personal Property”), other than items of Personal Property with a fair-market value less than $50,000.00, free and clear of all Liens (other than Permitted Liens). Schedule 5.11 sets forth all leases of Personal Property to which the Company or a Subsidiary is a party involving annual payments in excess of $100,000.00. Except as set forth on Schedule 5.11, all Personal Property is in good operating condition (normal wear and tear excepted), and is fit in all material respects for use in the Ordinary Course of Business. To the Knowledge of the Company, neither the Company nor any Subsidiary has received any written notice of any default or any event that with notice or lapse of time, or both, would constitute a default, by the Company or any Subsidiary under any leasehold interest in or license to use any of the such leased property.

5.12 Intellectual Property.

(a) Schedule 5.12(a) sets forth a complete and accurate list of all Registered Intellectual Property, including all (i) issued Patents and Patent applications, (ii) registered Marks (including domain name registrations) and applications for the registration of Marks and (iii) Copyright registrations, that is owned by or filed or registered in the name of or on behalf of the Company or its Subsidiaries. All documents and instruments necessary to perfect the rights of the Company and its Subsidiaries in the Registered Intellectual Property required to be listed on Schedule 5.12(a) (“Company Registered Intellectual Property”) have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body. All filings, payments and other actions required to be made or taken to maintain each item of Company Registered Intellectual Property that both has registered and is material to the business in full force and effect have been made by the applicable deadline and in accordance with applicable Law and the rules of any U.S. or foreign Governmental Authority (including the U.S. Patent and Trademark Office and its foreign equivalents). Except as set forth on Schedule 5.12(a)(iv), no Company Registered Intellectual Property that both has registered and is material to the business has been abandoned, allowed to lapse or rejected in the past four (4) years. Except as set forth on Schedule 5.12(a), to the Knowledge of the Company, there is no basis for a claim that any Company Registered Intellectual Property is invalid or unenforceable.

(b) Except as set forth on Schedule 5.12(b), the Company and the Subsidiaries own or have the right to use, and immediately after the Closing shall own or have the right to use, all material Intellectual Property necessary for or used by them in their businesses as currently conducted without infringement or violation of the Intellectual Property rights of any Person.

(c) Except as set forth on Schedule 5.12(c), there are no pending Legal Proceedings or written claims asserted by a third Person against the Company or any Subsidiary (or, to the Knowledge of the Company, any Person who may be entitled to be indemnified by the Company or a Subsidiary regarding such proceeding or claim) (i) challenging the Company’s or any Subsidiary’s right to use any Intellectual Property used by the Company or the Subsidiaries, (ii) asserting that the Company or any of its Subsidiaries is infringing or otherwise violating the Intellectual Property rights of any Person, or (iii) challenging the scope, validity or enforceability of any Intellectual Property owned or purported to be owned by the Company or any Subsidiary (“Company Intellectual Property”).

(d) Except as set forth on Schedule 5.12(d), to the Knowledge of the Company, no claim or Legal Proceeding involving any material Intellectual Property licensed to the Company or any of its Subsidiaries is pending or has been threatened in the past three (3) years, except for any such claim or Legal Proceeding that, if adversely determined, would not materially adversely affect the use or exploitation of such Intellectual Property by the Company or any of its Subsidiaries.

(e) Neither the Company nor any Subsidiary is infringing (directly, contributorily, by inducement or otherwise), misappropriating, diluting or otherwise violating the Intellectual Property (including Marks) of any other Person nor, to the Knowledge of the Company, is the Company or any Subsidiary violating any moral rights of any other Person.

(f) Except as set forth on Schedule 5.12(f), (i) the Company and/or its Subsidiaries exclusively own all right, title, and interest to and in the material Company Intellectual Property free and clear of any Liens except Permitted Exceptions, (ii) no third Person, including any employee of the Company or any Subsidiary, has any ownership interest in or claim regarding control of any material Company Intellectual Property, and (iii) each Person who is or was an employee or contractor of the Company or its Subsidiaries and who is or was involved in the creation or development of any material Company Intellectual Property has signed a Contract containing an assignment of all such Person’s interest in such Company Intellectual Property, or, with respect to employees, has otherwise assigned all such Person’s interest in any material Company Intellectual Property by operation of law, in each case, to the Company or a Subsidiary. To the Knowledge of the Company, no employee of the Company or any Subsidiary is in breach of any Contract with any former employer or other Person regarding the use or exploitation of any Intellectual Property.

(g) Except as set forth on Schedule 5.12(g) and excluding any agency Contracts, to the Knowledge of the Company, (i) no third Person, including any employee of the Company or any Subsidiary, has a right of participation or any right to receive royalties or other compensation (contingent or otherwise) in connection with the use or exploitation of any Company Intellectual Property in excess of $50,000.00 per year, and (ii) neither the Company nor any Subsidiary has any obligation to pay any royalties or other compensation (contingent or otherwise) in excess of $50,000.00 per year to any third Person, including any employee of the Company or any Subsidiary, with respect to any other Intellectual Property used by the Company or the Subsidiaries.

(h) The Company and the Subsidiaries have reasonable protection procedures consistent with procedures customarily used in the industry to protect rights of like importance to protect the confidentiality of all material trade secrets owned by the Company or any of its Subsidiaries and complies with such procedures in all material respects. Except as set forth on Schedule 5.12(h), to the Knowledge of the Company, no Person has infringed in the past five (5) years or is infringing any Company Intellectual Property or Intellectual Property licensed exclusively to the Company or any Subsidiary in a material manner. Schedule 5.12(h) accurately identifies (and the Company has provided to the Purchaser a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by the Company or any of the Subsidiaries to any third Person in the past three (3) years alleging that such third Person has materially infringed or has otherwise materially violated any Company Intellectual Property or Intellectual Property licensed to the Company or any of its Subsidiaries.

(i) Except as set forth on Schedule 5.12(i), the execution, delivery and performance of this Agreement and the Company Documents and the consummation of the transactions contemplated hereby and thereby, or compliance by the Company or any Subsidiary with any of the provisions hereof or thereof, will not, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare (i) a loss of, or Lien on, any Company Intellectual Property, other than Permitted Exceptions; (ii) a breach of any material Contract pursuant to which the Company or any Subsidiary licenses Intellectual Property to or from any third Person; (iii) the release, disclosure or delivery of any Company Intellectual Property by or to any third Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company Intellectual Property.

5.13 Material Contracts.

(a) Schedule 5.13(a) sets forth all of the following Contracts to which the Company or any of the Subsidiaries is a party or by which it is bound (collectively, the “Material Contracts”):

(i) Contracts with the Selling Stockholder or any of its Affiliates, other than the Company or any of its Subsidiaries;

(ii) Collective bargaining agreements or Contracts with any labor union, works council or any similar association representing any employee of the Company or any of the Subsidiaries;

(iii) Contracts for the sale after the date hereof of any of the assets of the Company or any of the Subsidiaries, other than in the Ordinary Course of Business for consideration in excess of $500,000.00;

(iv) Contracts relating to any acquisition to be made by the Company or any of the Subsidiaries of any operating business or the capital stock of any other Person, in each case for consideration in excess of $500,000.00;

(v) Contracts relating to the incurrence of Indebtedness, or the making of any loans, in each case involving amounts in excess of $5,000,000.00;

(vi) Contracts relating to the mortgaging or pledging of, or otherwise placing a Lien (other than a Permitted Exception) on, any of the assets or securities of the Company or any of the Subsidiaries;

(vii) Contracts which (A) involve the expenditure by the Company or any Subsidiary of more than $1,000,000.00 in the aggregate or (B) require performance by any party more than one (1) year from the date hereof, are not terminable by the Company or a Subsidiary without penalty on notice of 90 days or less, and involve the expenditure of more than $500,000.00 in the aggregate;

(viii) Contracts for joint ventures, strategic alliances, partnerships or other similar Contracts involving a share of profits or losses with any other Person;

(ix) Contracts pursuant to which the Company or any of the Subsidiaries is granted a license from a third Person to use any Intellectual Property, which Contracts are (A) exclusive or (B) material to its business and, in the case of (B), are reasonably expected to involve the expenditure by the Company or any Subsidiary of more than $100,000.00 in the aggregate during the term of such Contract (but excluding non-exclusive licenses or sublicenses to software that is generally commercially available, including on standard terms through off-the-shelf, shrink-wrap, or click-wrap licenses or sublicenses);

(x) Contracts pursuant to which the Company or any of the Subsidiaries grant to a third Person:

(A) (1) an exclusive broadcast or content distribution (including, without limitation, DVDs, streaming, and video-on-demand distribution) license in a Key Content Distribution Territory in respect of any of the following brands: Thomas & Friends™; Angelina Ballerina™; and Fireman Sam™;

(2) an exclusive toy license;

(3) an exclusive consumer products and/or book publishing license pursuant to which the Company or any of the Subsidiaries is contracted to receive minimum guaranteed royalties in an amount greater than (a) $250,000.00 in the aggregate in respect of the Thomas & Friends™ brand or (b) $150,000.00 in the aggregate in respect of any other brands, in each case, in the aggregate during the term of such Contract;

(4) a non-exclusive consumer products and/or book publishing license that has a minimum term greater than three (3) years and pursuant to which the Company or any of the Subsidiaries is contracted to receive minimum guaranteed royalties in an amount greater than (a) $350,000.00 in the aggregate in respect of the Thomas & Friends™ brand or (b) $250,000.00 in the aggregate in respect of any other brands, in each case, in the aggregate during the term of such Contract;

(5) an exclusive music publishing and/or sound recording license;

(6) exclusive agency for the licensing or marketing of Marks of the Company or any of the Subsidiaries to potential licensees in the Key Agency Territories;

(7) any other exclusive or non-exclusive license that has a minimum term greater than three (3) years and pursuant to which the Company or any of the Subsidiaries is contracted to receive minimum guaranteed royalties in an amount greater than $500,000.00 in the aggregate during the term of the Contract; or

(8) a right of first negotiation, first refusal, first offer, matching right, or option to license any Company Intellectual Property which, if exercised and executed, would result in the Company or any of the Subsidiaries granting to such third Person a license falling under any of the foregoing Sections 5.13(A)(1)-(7); or

(B) any option of such third Person to purchase any Company Intellectual Property;

(xi) Contracts pursuant to which the Company or any of the Subsidiaries agree to pay a third party a share of revenue or the profits obtained through their exploitation of Intellectual Property reasonably likely to result in payments in excess of $50,000.00 per year (but excluding option or other agreements for the development and/or acquisition of third party Intellectual Property where such option has not been exercised by the Company or any of the Subsidiaries or agreements relating to a compilation of the Intellectual Property of the Company or any of the Subsidiaries with the Intellectual Property of a third party, in either case, that are entered into in the Ordinary Course of Business);

(xii) Contracts containing covenants of the Company or any Subsidiary not to compete in any line of business or with any Person in any geographical area other than pursuant to Contracts of the type that are disclosed under Section 5.13(a)(ix), whether or not required to be disclosed by that clause;

(xiii) Contracts which contain a “most favored nation” provision other than (A) sync licenses and master use licenses, and (B) producer, writer, director, talent or other similar Contracts for creative services;

(xiv) Contracts which contain performance guarantees, minimum distribution requirements, duties to exploit or other similar obligations of the Company or any of the Subsidiaries other than marketing commitments;

(xv) Contracts with any Governmental Body other than a state-sponsored or other government-owned free-to-air or pay TV broadcaster;

(xvi) Contracts pursuant to which any Legal Proceeding or threatened Legal Proceeding has been settled (A) which will involve payments after the Balance Sheet Date of consideration in excess of $250,000.00 or imposition of monitoring or reporting obligations to any other Person, (B) with respect to which conditions precedent to the settlement have not been satisfied, or (C) which contain any other restrictions or prohibitions limiting or modifying the use, enjoyment or exploitation of any Intellectual Property;

(xvii) (A) Employment or severance Contracts (including offer letters providing for severance other than severance under applicable Law and severance under collective bargaining, works council or similar agreements listed in Schedule 5.15(d), or the Company Benefit Plans described in Schedule 5.13(a)(xvii) (a “Severance Offer Letter”)) with any current employee, officer or director of the Company or any Subsidiary entitled to annual base compensation or severance in excess of $150,000.00, (B) Contracts for services with any individual consultant or any Personal Services Company or (C) Contracts with any independent contractor providing creative or individual talent services to the Company or any Subsidiary in connection with the production of film or broadcast media, and in the case of (B) and (C), which provide for annual base compensation or severance in excess of $100,000.00 and which are not terminable by the Company or a Subsidiary on notice of 90 days or less without penalty (excluding as a penalty any severance under applicable Law, collective bargaining, works council or similar agreement, or the Company Benefit Plans described in Schedule 5.13(a)(xvii)).

For the avoidance of doubt, to the extent the Company fails to include any Contract on Schedule 5.13(a) which should otherwise be listed on such schedule, such Contract shall nonetheless be a Material Contract for purposes of this Agreement.

(b) Each of the Material Contracts is in full force and effect and is the legal, valid and binding obligation of the Company or any Subsidiary which is party thereto, and, to the Knowledge of the Company, of the other parties thereto, and each such Material Contract is enforceable against the Company or any Subsidiary which is a party thereto and, to the Knowledge of the Company, against each of the other parties thereto, in accordance with its terms. Except as set forth on Schedule 5.13(b), the Company and each Subsidiary (to the extent party thereto) have properly calculated and paid all amounts to be paid by the Company, and otherwise performed all material obligations required to be performed by them under such Material Contracts. Except as set forth on Schedule 5.13(b), neither the Company nor any Subsidiary has received any written notice of (i) any default or breach of any such Material Contract by the Company or any Subsidiary that is a party thereto or (ii) the termination or cancellation of such Material Contract. Except as set forth on Schedule 5.13(b), no event has occurred that with notice or lapse of time, or both, would constitute a default, breach or event of noncompliance by the Company or any Subsidiary under any Material Contract, nor, to the Knowledge of the Company, is any other party to any Material Contract in breach thereof or default thereunder. No party to any of the Material Contracts has exercised termination rights with respect thereto, and there are no written requests to renegotiate any material right or amounts paid or payable to the Company or any Subsidiary under any of the Material Contracts with any Person other than, in each case, renegotiations in the Ordinary Course of Business in connection with the renewal of a Material Contract. No party has given written, or to the Knowledge of the Company, other notice of any material dispute with respect to any Material Contract. Neither the Company nor any Subsidiary has during the two (2) years prior to the date hereof obtained or granted any material waiver of or under any provision of any such Material Contract except for routine waivers granted or sought in the Ordinary Course of Business.

(c) Except as set forth on Schedule 5.13(c), a true, correct and complete copy of each written Material Contract and an accurate written description setting forth the terms and conditions of each oral Material Contract has been made available to Purchaser prior to the date of this Agreement.

5.14 Employee Benefits Plans.

(a) Schedule 5.14(a) lists, separately for each country, (i) each “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, “ERISA”) and (ii) each bonus, incentive compensation, equity-based compensation, deferred compensation, change in control, severance, pension, welfare benefit and vacation plan, Contract or legally binding program or policy covering current or former employees or directors of the Company or any Subsidiary, or the dependents or beneficiaries of any of them, in each case in relation to which the Company or any Subsidiary has any Liability, other than (A) any employment or severance Contract which is not a Material Contract, (B) any governmental plan or program, or statutorily required severance, termination or similar arrangement or workers compensation program, or (C) individual grant agreements under a plan, or (D) any employee benefit plan covering ten (10) or fewer current or former employees (all of whom are located outside of the United States) and as to which neither the Company nor any Subsidiary has any material Liability (each, other than (A), (B), (C) and (D), being a “Company Benefit Plan”).

(b) Except as set forth on Schedule 5.14(b)(i), no Company Benefit Plan is (x) a defined benefit pension plan (as defined in Section 3(35) of ERISA), whether or not subject to ERISA, or other pension plan that is subject to Title IV of ERISA or Section 412 of the Code (“Title IV Plan”), or (y) a “multiemployer plan,” (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”), and neither the Company nor any Subsidiary has any Liability with respect to any Title IV Plan. Except with respect to (i) the production of or earnings from the two feature films entitled “Barney’s Great Adventure” and “Thomas and the Magic Railroad” and the contemplated feature film project related to Thomas and Friends (collectively, the “Feature Films”), and (ii) the earnings from the WISHBONE series (“Wishbone”), neither the Company nor any Subsidiary has contributed to, been obligated to contribute to or has any Liability with respect to any Multiemployer Plan, and the aggregate amount of annual contributions made by the Company and its Subsidiaries to all Multiemployer Plans with respect to the Feature Films and Wishbone for each of the last three completed fiscal years of the Company has not exceeded $125,000.00 per year. As of the Closing Date, no ERISA Affiliate has any liability under Title IV of ERISA. Except as set forth on Schedule 5.14(b)(ii), to the Knowledge of the Company, no Multiemployer Plan with respect to which the Company or any Subsidiary contributes, is obligated to contribute or has any Liability is in “endangered”, “seriously endangered” or “critical” status (within the meaning of Section 305 of ERISA) or is insolvent, in reorganization or is being terminated. All Multiemployer Plan contributions required to be made by the Company and its Subsidiaries with respect to the Feature Films and Wishbone have been timely made. None of the Company, any Subsidiary or any ERISA Affiliate has incurred any Liability to or on account of a Multiemployer Plan pursuant to Section 515, 4201, 4204 or 4212 of ERISA or reasonably expects to incur any such Liability.

(c) Except as disclosed on Schedule 5.14(c), the Company has made available to Purchaser correct, complete and up-to-date copies of each Company Benefit Plan, including all amendments thereto (or, in the case of any such Company Benefit Plan that is unwritten, descriptions thereof), and with respect thereto to the extent applicable, correct and complete copies of: (i) the three (3) most recent annual reports on Form 5500, including attached schedules, or in respect of Company Benefit Plans in the UK, comparable annual reports, (ii) the most recent summary plan description for which such summary plan description is required, (iii) the most recent actuarial valuation report, (iv) the most recent funding agreement, (v) the most recent trust agreement or deed (and any amendment thereto) or other funding instrument for the Company Benefit Plan, and (vi) the most recently received IRS or other governmental determination or similar letter.

(d) Each Company Benefit Plan maintained by the Company or any of the Subsidiaries complies in all material respects in form and has been administered and operated in all material respects in accordance with its terms and the applicable provisions of ERISA, the Code and all other Laws.

(e) Each Company Benefit Plan that is intended to be tax qualified under Section 401(a) of the Code or registered with any governmental authority (each, a “Company Pension Plan”) is so qualified or properly registered, and to the extent applicable, has received a favorable determination or opinion letter from the IRS, and to the Knowledge of the Company, no fact or event has occurred since the date of such determination letter that could reasonably be expected to materially adversely affect the qualified status with respect to such Company Benefit Plan.

(f) To the Knowledge of the Company, there are no investigations by any Governmental Body, termination proceedings or other material litigation pending or threatened or for which there are facts that could form a reasonable basis for any such investigation, termination proceeding or litigation, against or relating to any Company Benefit Plan or the assets of any Company Benefit Plan or as to which the Company or any Subsidiary has any Liability (except routine claims for benefits payable under the Company Benefit Plans).

(g) There has been no employee benefit trust established by the Company or any of the Subsidiaries for the benefit of any employee or former employee in the UK, or any person connected to an employee or former employee in the UK, of the Company or any of the Subsidiaries.

(h) No Company Benefit Plan is a UK defined benefit pension plan and neither the Company nor any of its Subsidiaries is or has at any time in the six (6) years prior to the date of this Agreement been the employer, or connected or associated with the employer (as those terms are used in the UK Pensions Act 2004), of a UK defined benefit pension plan.

(i) Each of the Company and its Subsidiaries complies and has at all times complied in all material respects with any duty to facilitate access to a stakeholder pension arrangement under Section 3 of the UK Welfare Reform and Pensions Act 1999.

(j) Except as would not reasonably be expected to result in material liability to the Company, all contributions, premiums and benefit payments under or in connection with the Company Benefit Plans that are required to have been made in accordance with the terms of the Company Benefit Plans and before the maximum permitted payment date have been timely made or, if past due, have been reflected on Final Net Working Capital, Final Indebtedness or the most recent consolidated balance sheet filed or incorporated by reference in the Financial Statements in accordance with GAAP (other than as described in the notes thereto or as disclosed in Schedule 5.6).

(k) With respect to each Company Benefit Plan: (i) none of the Selling Stockholder, the Company or any Subsidiary or, to the Knowledge of the Company, any other party in interest or disqualified person (as defined in Section 3(14) of ERISA and Section 4975 of the Code, respectively) has at any time engaged in a transaction which could reasonably be expected to subject the Company or any Subsidiary, directly or indirectly, to any material liability with respect to a non-exempt prohibited transaction imposed by ERISA or the Section 4975 of the Code; and (ii) none of the Selling Stockholder, the Company, any Subsidiary or, to the Knowledge of the Company, any fiduciary (as defined in Section 3(21) of ERISA) with respect to any Company Benefit Plan has breached any fiduciary duty imposed upon the fiduciary under Title I of ERISA which, in the case of a fiduciary other than the Selling Stockholder, the Company or any Subsidiary, could reasonably be expected to subject the Company or any Subsidiary, directly or indirectly, to any material liability.

(l) Except as set forth in Schedule 5.14(l), each Company Benefit Plan in the UK (i) has been maintained, operated and funded in all material respects in accordance with its terms and all applicable Law and (ii) if it is intended to qualify for special tax treatment, has met all requirements for such treatment

(m) Except as set forth in Schedule 5.14(m), none of the Company Benefit Plans provide for, and none of the Selling Stockholder, the Company or any Subsidiary has any Liability to provide, postretirement medical or life insurance benefit coverage for any current or former officers, directors or employees of the Company or any Subsidiary, except (i) as may be required under applicable Law (including Part 6 of Title I of ERISA at the sole expense of the participant or the participant’s beneficiary), (ii) a medical reimbursement account plan pursuant to Section 125 of the Code, or (iii) through the last day of the calendar month in which the participant’s employment with the Company or any Subsidiary terminates. Each of the Company and each ERISA Affiliate which maintains a “group health plan” within the meaning of Section 5000(b)(1) of the Code has complied in all material respects with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA.

(n) Except as disclosed in Schedule 5.14(n) or as specifically contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with any other event) will (i) result in any payment or any increase or acceleration (of vesting or delivery) of any payment or benefit to any current or former employee or director of the Company or any of the Subsidiaries or (ii) trigger the funding (through a grantor trust or otherwise) of any compensation or benefits under any Company Benefit Plan.

(o) Except as disclosed in Schedule 5.14(o), no amount that could be received (whether in cash or property or the vesting of property) in connection with any of the transactions contemplated by this Agreement (either alone or in combination with any other event) by any “disqualified individual” (as such term is defined in Treasury Regulation 1.280G-1) under any Company Benefit Plan or other compensation arrangement could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(p) Except as required by applicable Law or Contract or changes made in the Ordinary Course of Business in connection with a new plan year of a Company Benefit Plan that would not result in a material increase in cost to the Company, no binding commitments to (i) increase the benefits under a Company Benefit Plan, (ii) expand the class or classes of employees eligible for coverage under a Company Benefit Plan or (iii) make any other modifications to the terms of any Company Benefit Plan, have been made since the Balance Sheet Date, in each case, which would result in a material increase in cost to the Company or any Subsidiary.

(q) Except for the payments at Closing expressly provided in Section 3.2(b), neither Purchaser nor any of its Subsidiaries or Affiliates (including, from and after the Closing, the Company and its Subsidiaries) has or will have any Liability or obligation with respect to the Management Incentive Plan.

5.15 Employees; Labor.

(a) The Company and each Subsidiary is in compliance in all material respects with all applicable Laws respecting employment of labor and employment practices, including wages and hours, fair employment practices, discrimination, terms and conditions of employment, workers’ compensation, collection and payment of withholding and/or social security taxes and any similar Tax, occupational safety, plant closings, mass layoffs, and the Immigration Reform and Control Act, as amended, and none of them is engaged in any unfair labor practice.

(b) On or prior to the date hereof, the Company has made available to Purchaser a true, correct and complete list of all officers, directors and employees of the Company and the Subsidiaries, indicating each such individual’s name, title, department, office location, salary or other base compensation rate, target bonus and hire date and a list of directors and principal officers of the Company and each Subsidiary.

(c) Schedule 5.15(c) sets forth a list of the names of the highest-paid twenty-five (25) employees of the Company and its Subsidiaries calculated by base salary and target bonus (such employees, together with each consultant or independent contractor that is a party to a Material Contract described in Section 5.13(a)(xvii), the “Key Service Providers”). Within the ninety (90) days prior to the date of this Agreement, none of the Key Service Providers (i) has given or received written notice terminating his or her employment or service with the Company (whether or not such notice has expired), or (ii) in the case of an employee, is on probation which could reasonably be expected to result in a termination of employment with the Company.

(d) Except as set forth on Schedule 5.15(d), neither the Company nor any of the Subsidiaries (i) is a party to any labor, works council or collective bargaining agreement, or any other agreement with any staff association or (ii) has recognized or done any act which might reasonably be construed as recognition of any trade union.

(e) Except as set forth on Schedule 5.15(e), there are no, and nor have there in the three (3) years prior to Closing been any (i) strikes, work stoppages, work slowdowns or lockouts pending or, to the Knowledge of the Company, threatened against or involving the Company or any of the Subsidiaries, or (ii) unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any employee, group of employees or representatives of any employee of the Company or any of the Subsidiaries or (iii) representation claim or petition or, to the Knowledge of the Company, threatened before the National Labor Relations Board or any state, local or foreign labor agency.

(f) Except for those written Contracts of employment and Severance Offer Letters specifically set forth on Schedule 5.13(a)(xvii), each of the employees employed by the Company or any Subsidiary under a written Contract of employment (including a Severance Offer Letter) is employed on terms and conditions which conform in all material respects (except for rate of compensation and position) to one of the standard form employment Contracts or Severance Offer Letters which has been made available by the Company to the Purchaser, and Schedule 5.15(f) lists which employees are employed under which standard form employment Contract or Severance Offer Letter.

(g) There are no agency workers who are engaged through a temporary work agency for the purposes of the Agency Workers Regulations 2010 (as amended) (the “Agency Workers Regulations”) who provide services in the UK to the Company or any Subsidiary and who do not have parity of treatment with comparable workers engaged directly by the Company or the relevant Subsidiary (as appropriate) as provided for by the Agency Workers Regulations.

(h) Except as set forth in Schedule 5.15(h), (i) During the 12 month period prior to Closing, neither the Company nor any Subsidiary has been party to any relevant transfer as defined in the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 or similar local legislation applicable to the Company or any Subsidiary (as appropriate) (a “Relevant Transfer”), and (ii) no employee has transferred to the Company and/or a Subsidiary under a Relevant Transfer who remains employed by the Company or any Subsidiary or who ceased to be employed by the Company or any Subsidiary less than six (6) years prior to the date of this Agreement.

(i) Except as set forth on Schedule 5.15(i), none of the Selling Stockholder, the Company or any Subsidiary has made any loan or advance to any employee or former employee of the Company or a Subsidiary that is outstanding other than loans or advances to employees that have a value of less than $50,000.00 in the aggregate.

(j) Except as set forth on Schedule 5.15(j), (i) neither the Company nor any Subsidiary is involved in any existing, pending or, to the Knowledge of the Company, threatened material claim or dispute by or in respect of any employee, former employee or employee representative, (ii) neither the Company nor any Subsidiary has been involved in any such dispute in the three (3) year period before the Closing that have not otherwise been fully settled, and (iii) there are no facts known to the Selling Stockholders, the Company or any Subsidiary that could reasonably be expected to serve as grounds for any such dispute.

(k) None of the Selling Stockholder, the Company or any Subsidiary has received written notice that any Governmental Body responsible for the enforcement of labor or employment Laws intends to conduct an investigation of the Company or any Subsidiary which investigation remains pending or proposed to be undertaken, and, to the Knowledge of the Company, no such investigation is in progress as of the date hereof.

(l) To the Knowledge of the Company, no employee of the Company or any Subsidiary is in violation in any material respect of any employment agreement, nondisclosure agreement or non-compete agreement regarding such Person’s services with the Company or any Subsidiary. Neither the Company nor any Subsidiary is in violation in any material respect of any such agreement with any employee located in the United States.

(m) Neither the Company nor any Subsidiary is liable in any material respect for any claims for past due wages or any penalties with respect thereto.

(n) There are no complaints, charges or claims against the Company or any Subsidiary pending or, to the Knowledge of the Company, threatened to be brought by or filed with any Governmental Body with respect to the classification of individuals providing services to the Company and its Subsidiaries, and, except as would not reasonably be expected to result in material liability to the Company or any Subsidiary, the Company and each of its Subsidiaries have properly classified all individuals providing services to it as employees or non-employees for all relevant purposes.

(o) To the Knowledge of the Company, no shareholder, director, officer, or employee of the Company or any Subsidiary is obligated under any contract or agreement, subject to any judgment, decree, or order of any court or administrative agency that would materially interfere with such Person’s efforts to promote the interests of the Company and its Subsidiaries or that would materially interfere with the Company’s or any Subsidiary’s business.

5.16 Litigation. Except as set forth on Schedule 5.16, there are no, and during the past three (3) years there have not been any, material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary (or, to the Knowledge of the Company, pending or threatened against any of the officers, directors or employees of the Company or any Subsidiary with respect to the business of the Company and the Subsidiaries), or pending or threatened by the Company or any Subsidiary against any third party, at law or in equity. To the Knowledge of the Company, neither the Company nor any Subsidiary is the subject of any investigation, inquiry or audit by any Governmental Body. Except as set forth on Schedule 5.16, the Company is not subject to any Order of any Governmental Body.

5.17 Compliance with Laws; Permits.

(a) Except as set forth on Schedule 5.17, the Company and the Subsidiaries are in compliance in all material respects with all Laws of any Governmental Body applicable to their respective businesses, operations, properties or facilities. Neither the Company nor any Subsidiary has received any written notice of or been charged with the material violation or alleged material violation of any Laws. No event has occurred, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result directly or indirectly in a material violation by the Company or any Subsidiary of, or a material failure on the part of the Company or any Subsidiary to comply with, any Law relating to their respective businesses, operations, properties or facilities.

(b) None of the Company, the Subsidiaries or any director, officer or employee of the Company or any Subsidiary, or to the Knowledge of the Company, any agent or other Person acting on behalf of any of the Company or any Subsidiary (in their capacity as director, officer, agent or employee), has at any time during the last three (3) years: (i) used any corporate funds of the Company or any Subsidiary for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payments to government officials or employees from corporate funds, or established or maintained any unlawful or unrecorded funds; (iii) made any unlawful payment or given any other unlawful consideration to any customer, agent, distributor or supplier of the Company or any Subsidiary or any director, officer, agent or employee of such customer or supplier; or (iv) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended.

(c) Since January 1, 2011, no person who performs or has performed services for or on behalf of the Company or the Subsidiaries has bribed another person (within the meaning given in Section 7(3) of the UK Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business for the Company or any Subsidiary, and the Company and the Subsidiaries are implementing procedures to prevent the same from happening.

(d) The Company and the Subsidiaries currently have all material Permits which are required to own, lease and operate their respective businesses as presently conducted. All applications for or renewals of all such material Permits have been timely filed and made and no such material Permit will expire or be terminated as a result of the consummation of the transactions contemplated by this Agreement or the Company Documents. Neither the Company nor any of the Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any material Permit to which it is a party. All of such material Permits are in full force and effect and will remain in full force and effect immediately following the Closing.

(e) The representations and warranties contained in this Section 5.17 shall not apply to Tax matters.

5.18 Environmental Matters. The representations and warranties contained in this Section 5.18 are the sole and exclusive representations and warranties of the Company or the Selling Stockholder pertaining or relating to any environmental health or environmental safety matters arising under any Environmental Laws. Except as set forth on Schedule 5.18 hereto, and except as could not reasonably be expected to result in the Company or any Subsidiary incurring material Liabilities:

(a) the operations of the Company and each of the Subsidiaries are now, and have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with any Permits required under all applicable Environmental Laws necessary to operate its business (“Environmental Permits”);

(b) neither the Company nor any of the Subsidiaries is (i) subject to any pending, or to the Knowledge of the Company, threatened claim alleging that the Company or any of the Subsidiaries may be in violation of any Environmental Law or any Environmental Permit or may have any liability or responsibility under any Environmental Law or (ii) aware of any basis for a claim described in clause (i);

(c) there are no pending or, to the Knowledge of the Company, threatened investigations of the businesses of the Company or any of the Subsidiaries, or any currently or previously owned or leased property of the Company or any of the Subsidiaries under Environmental Laws;

(d) neither the Company nor any of the Subsidiaries has used, generated, treated, stored, transported, disposed of, released, or handled Hazardous Materials except in compliance with all applicable Environmental Laws;

(e) there is no site to which Company or any of the Subsidiaries has arranged the transport of Hazardous Materials which is the subject of a Remedial Action for which the Company or any Subsidiary would reasonably be expected to be responsible;

(f) to the Knowledge of the Company, neither the Company nor any of the Subsidiaries has released any other Person from claims or liability under any Environmental Law nor has waived any rights concerning any claims under any Environmental Law;

(g) except as typically provided for in commercial credit and lease agreements, neither the Company nor any of the Subsidiaries has any contractual obligations to indemnify any third party in connection with any potential or actual claim for any liability or responsibility under any Environmental Law; and

(h) the Company and the Subsidiaries have made available to Purchaser all material, non-privileged documents in the Company’s possession or reasonable control concerning environmental, health or safety issues, pertaining to any currently or formerly owned, leased or operated property of the Company or any of the Subsidiaries.

5.19 Insurance. Schedule 5.19 contains a list of all material insurance policies which are owned by the Company or any of the Subsidiaries and which name the Company or a Subsidiary as an insured, including self-insurance programs and those which pertain to the Company’s or a Subsidiary’s assets, employees or operations and all claims tendered by the Company and each Subsidiary to an insurer for defense and/or indemnity that have been made during the three (3) years prior to the date of this Agreement or that have not yet been resolved by settlement or judgment. For each such policy, Schedule 5.19 lists the names of policies, insurers, insureds, jurisdictions in which coverage is applicable, policy limits, policy period and premiums. Except as set forth on Schedule 5.19, all such insurance policies are in full force and effect and will continue in full force and effect following the consummation of the transactions contemplated by the Company Documents. Such insurance policies collectively are sufficient for compliance with all requirements of Law and all Material Contracts to which the Company or any Subsidiary is a party or is otherwise bound. No default exists with respect to the obligations of any of the Company or the Subsidiaries under any such insurance policies, and neither the Company nor any Subsidiary has received any written or, to the Knowledge of the Company, other notice of cancellation or nonrenewal of any such insurance policies. There are no pending claims by the Company or any Subsidiary to which the insurers have denied coverage or otherwise reserved rights. To the Knowledge of the Company, during the three (3) years prior to the date hereof, neither the Company nor any Subsidiary has been refused any insurance, nor has its coverage been limited, by any insurance carrier to which it has applied for insurance.

5.20 Affiliated Transactions. Except as set forth on Schedule 5.20, no Related Party (a) is a party to any Contract with the Company or any Subsidiary; (b) has any direct or indirect financial interest in, or is an officer, director, manager, employee or consultant of any entity with a material business relationship with the Company or any Subsidiary; provided, however, that the passive ownership of securities listed on any national securities exchange representing no more than five percent (5%) of the outstanding voting power of any Person shall not be deemed to be a “financial interest” in any such Person; (c) has outstanding any Indebtedness owed to the Company or any Subsidiary other than loans or advances to employees that have a value of less than $50,000.00 in the aggregate; or (d) has received any funds from the Company or any Subsidiary since the Balance Sheet Date, except for employment-related compensation, expense advances or expense reimbursements received in the Ordinary Course of Business. Except as set forth on Schedule 5.20, neither the Company nor any Subsidiary has any Liability or any other obligation in excess of $25,000.00, in the aggregate, to any Related Party, except for employment-related Liabilities and obligations incurred in the Ordinary Course of Business.

5.21 Officers, Directors and Bank Accounts. Schedule 5.21 sets forth all principal officers and directors of the Company and each Subsidiary and each bank, deposit, lock-box or cash collection account of the Company and each Subsidiary, including the title and number of the account, the names and titles of the signatories on such account, and the financial or other institution at which it is located.

5.22 Financial Advisors. Except as set forth on Schedule 5.22, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Selling Stockholder or the Company in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof. All fees, commissions or like payments to any Person listed on Schedule 5.22 (or pursuant to the agreements listed therein) are the only such fees, commissions or like payments for which the Company or any Subsidiary has liability and shall be paid at Closing and as contemplated in Section 3.2 hereof and, except for indemnity obligations, neither the Company, Purchaser nor any of their respective Affiliates will have any post-Closing obligations of any kind with respect to any Person, matters or agreements listed on Schedule 5.22.

5.23 Product Warranty and Product Liability. To the Knowledge of the Company, neither the Company nor any Subsidiary has committed any act, and there has been no omission, which would reasonably be expected to result in, and there has been no occurrence which would reasonably be expected to give rise to, product Liability or Liability for breach of warranty (whether express or implied or whether covered by insurance or not) on the part of the Company or any Subsidiary with respect to products designed, manufactured, assembled, sold or delivered or services rendered by the Company or any Subsidiary within the six (6) years prior to the date of this Agreement. Except as set forth on Schedule 5.23 attached hereto, to the Knowledge of the Company, no products sold or delivered by the Company or any Subsidiary and no services rendered by the Company or any Subsidiary within the six (6) years prior to the date of this Agreement are subject to any guarantee, warranty or other indemnity claim against the Company or any Subsidiary.

5.24 Product Defects.

(a) Except as set forth in Schedule 5.24(a) attached hereto, to the Knowledge of the Company, (i) no set of facts or circumstances exist which would reasonably be expected to cause the Company or any Subsidiary to recall, withdraw or suspend any of the products manufactured, marketed, sold or delivered by the Company or any Subsidiary from the market, other than immaterial customer returns made in the Ordinary Course of Business consistent with past custom and practice, and (ii) within the prior four (4) years there has not been any, and neither the Company nor any Subsidiary has been informed of any pending, product recall, withdrawal or suspension from sale with respect to products designed, manufactured, assembled, sold or delivered or services rendered by any licensee of the Company or its Subsidiaries (other than Purchaser or its Affiliates) pursuant to a license agreement between such licensee, on the one hand, and the Company or any Subsidiary, on the other hand.

(b) Except as set forth in Schedule 5.24(b) attached hereto, to the Knowledge of the Company: (i) the products sold within the past six (6) years by the Company or any Subsidiary of the Company were, at the time of sale, free from defects that could create a product hazard to consumers or a risk of serious injury or death and conformed in all material respects with all relevant product specifications and standards related to such products; and (ii) the finished goods, work-in-process and other inventory are free from such defects or risks and conform in all material respects with all relevant product specifications and standards related to such products.

5.25 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Article V (as modified by the Schedules hereto) and in any certificate delivered by or on behalf of the Company hereunder, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company, the Subsidiaries or the transactions contemplated by this Agreement, and the Company disclaims any other representations or warranties, whether made by the Company, the Selling Stockholder or any of their respective Affiliates, officers, directors, employees, agents or representatives. The disclosure of any matter or item in any schedule hereto shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE SELLING STOCKHOLDER

The Selling Stockholder hereby represents and warrants to Purchaser as follows:

6.1 Organization and Good Standing. The Selling Stockholder is a limited partnership duly organized, validly existing and in good standing under the laws of Scotland and has all requisite limited partnership power and authority to own, lease and operate its properties and to carry on its business and to carry out the transactions contemplated by this Agreement and the other Transaction Documents to which the Selling Stockholder is a party.

6.2 Authorization of Agreement. The Selling Stockholder has taken all necessary action and has all requisite limited partnership power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by the Selling Stockholder in connection with the consummation of the transactions contemplated by this Agreement (together with this Agreement, the “Selling Stockholder Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Selling Stockholder Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all required limited partnership action on the part of the Selling Stockholder. This Agreement has been, and each of the Selling Stockholder Documents has been or will be at or prior to the Closing, duly and validly executed and delivered by the Selling Stockholder, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Selling Stockholder Document, when so executed and delivered will constitute, legal, valid and binding obligations of the Selling Stockholder, enforceable against the Selling Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3 Conflicts; Consents of Third Parties.

(a) The execution and delivery by the Selling Stockholder of this Agreement or the Selling Stockholder Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by the Selling Stockholder with any of the provisions hereof or thereof will not conflict with or result in a breach of the terms or conditions of, result in any violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation, modification or acceleration of any obligation under, or result in the creation of any Lien upon the Shares pursuant to, any provision of (i) the organizational documents of the Selling Stockholder; (ii) any Contract, or Permit to which the Selling Stockholder is a party or by which any of the properties or assets of the Selling Stockholder are bound; (iii) any Order of any Governmental Body applicable to the Selling Stockholder or by which any of the properties or assets of the Selling Stockholder are bound; or (iv) any applicable material Law, other than, in the case of clauses (ii), (iii) and (iv), such conflicts, defaults, terminations or cancellations that would not reasonably be expected to materially adversely affect the ability of the Selling Stockholder to perform its obligations pursuant to this Agreement on a timely basis.

(b) No consent, waiver, approval, Order, Permit, exemption, authorization or action by, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Selling Stockholder in connection with the execution and delivery of this Agreement or the Selling Stockholder Documents, or the compliance by the Selling Stockholder with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby, except for (A) compliance with the applicable requirements of the HSR Act, (B) the Foreign Filings, and (C) for such other consents, waivers, approvals, Orders, permits or authorizations the failure of which to obtain would not have an adverse effect on the Selling Stockholder’s ability to consummate the transactions contemplated hereby.

6.4 Ownership and Transfer of Shares. The Selling Stockholder is the sole legal, record and beneficial owner of (i) the Shares, free and clear of any and all Liens and (ii) the Dividends. The Selling Stockholder has all requisite limited partnership power and authority to sell, transfer, assign and deliver the Shares as provided in this Agreement, and, at the Closing, the Selling Stockholder will transfer and convey to Purchaser (i) good and marketable title to the Shares, free and clear of any and all Liens or any other restrictions on transfer other than restrictions on transfer arising under applicable securities Laws and (ii) any and all right, title and interest in and to the Dividends.

6.5 Litigation. There are no Legal Proceedings pending or, to the knowledge of the Selling Stockholder, threatened that are reasonably likely to materially adversely affect the ability of the Selling Stockholder to enter into this Agreement or the Selling Stockholder Documents or consummate the transactions contemplated hereby and thereby.

6.6 Financial Advisors. Except as set forth on Schedule 6.6, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Selling Stockholder in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof. All fees, commissions or like payments to any Person listed on Schedule 6.6 (or pursuant to the agreements listed therein) shall be paid at Closing and as contemplated in Section 3.2 hereof and, except for indemnity obligations, neither the Company, Purchaser nor any of their respective Affiliates will have any post-Closing obligations of any kind with respect to any Person, matters or agreements listed on Schedule 6.6.

6.7 No Other Representations or Warranties. Except for the representations and warranties contained in this Article VI and in any certificate delivered by or on behalf of the Selling Stockholder, neither the Selling Stockholder nor any other Person makes any other express or implied representation or warranty with respect to the Selling Stockholder or the transactions contemplated by this Agreement, and, except as expressly provided under Section 10.2(a), the Selling Stockholder disclaims such representations or warranties, whether made by the Company, the Selling Stockholder or any of their respective Affiliates, officers, directors, employees, agents or representatives.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Selling Stockholder as follows:

7.1 Organization and Good Standing. Purchaser is a private limited company duly organized, validly existing and in good standing under the laws of England and Wales and has all requisite corporate power and authority to own, lease and operate properties and carry on its business and to carry out the transactions contemplated by this Agreement and the other Transaction Documents to which Purchaser is a party.

7.2 Authorization of Agreement. Purchaser has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated by this Agreement (the “Purchaser Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document have been duly authorized by all necessary corporate action on behalf of Purchaser. This Agreement has been, and each Purchaser Document has been or will be at or prior to the Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

7.3 Conflicts; Consents of Third Parties.

(a) The execution and delivery by Purchaser of this Agreement or the Purchaser Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by Purchaser with any of the provisions hereof or thereof will not conflict with or result in a breach of the terms or conditions of, result in any violation of or any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation under, any provision of (i) the certificate of incorporation and by-laws of Purchaser; (ii) any Contract or Permit to which Purchaser is a party or by which Purchaser or its properties or assets are bound; (iii) any Order of any Governmental Body applicable to Purchaser or by which any of the properties or assets of Purchaser are bound; or (iv) any applicable material Law; other than, in the case of clauses (ii), (iii) and (iv), such conflicts, defaults, terminations or cancellations that would not reasonably be expected to materially adversely affect the ability of the Purchaser to perform its obligations pursuant to this Agreement in a timely manner.

(b) No consent, waiver, approval, Order, Permit, exemption, authorization or action by, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents, the compliance by Purchaser with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or the taking by Purchaser of any other action contemplated hereby, except for (A) compliance with the applicable requirements of the HSR Act and (B) the Foreign Filings.

7.4 Litigation. There are no Legal Proceedings pending or, to the knowledge of Purchaser, threatened that are reasonably likely to materially adversely affect the ability of Purchaser to enter into this Agreement or the Purchaser Documents or consummate the transactions contemplated hereby and thereby.

7.5 Investment Intention. Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended, the “Securities Act”) thereof. Purchaser understands that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

7.6 Financial Advisors. Except for RBC Capital Markets LLC, (i) no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and (ii) no Person is entitled to any fee or commission or like payment in respect thereof.

7.7 Financial Capability. Purchaser, at the Closing, will have, (i) sufficient funds available to pay the Purchase Price and any expenses incurred by Purchaser in connection with the transactions contemplated by this Agreement and the Purchaser Documents and (ii) the resources and capabilities (financial or otherwise) to perform its obligations hereunder.

7.8 Representations of the Selling Stockholder and the Company. Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that neither the Company nor the Selling Stockholder are making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company and the Selling Stockholder, as the case may be, in Article V and Article VI, respectively (as modified by the Schedules) and in any certificate delivered by or on behalf of the Selling Stockholder or the Company hereunder. Except in the case of fraud or intentional misrepresentation, any claims Purchaser may have for breach of representation or warranty shall be based solely on the representations and warranties of the Company or the Selling Stockholder set forth in Article V and Article VI, respectively (as modified by the Schedules hereto), and in any certificate delivered by or on behalf of the Selling Stockholder or the Company hereunder.

7.9 No Other Representations or Warranties. Except for the representations and warranties contained in this Article VII and in any certificate delivered by or on behalf of Purchaser hereunder, neither Purchaser nor any other Person makes any other express or implied representation or warranty with respect to Purchaser or the transactions contemplated by this Agreement, and, except as expressly provided under Section 10.3(a), Purchaser disclaims any other representations or warranties made, communicated or furnished (orally or in writing) to the Selling Stockholder, the Company or their Affiliates or representatives by Purchaser or any of its Affiliates, officers, directors, employees, agents or representatives, with respect to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE VIII

COVENANTS

8.1 Access to Information. Prior to the Closing, Purchaser and its controlled Affiliates, shall be entitled, through their respective officers, employees agents, and representatives (including its financial advisors, legal advisors and accountants), to make such investigation of the employees, properties, facilities, businesses and operations of the Company and the Subsidiaries and such examination of the books and records of the Company and the Subsidiaries as it reasonably requests and to make extracts and copies of such books and records. Any such investigation and examination shall be conducted during regular business hours upon reasonable advance notice to the Chief Executive Officer, Chief Operating Officer or General Counsel of the Company and under reasonable circumstances and shall be subject to restrictions under applicable Law. The Selling Stockholder and the Company, as applicable, shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of the Company and the Subsidiaries to cooperate with Purchaser and Purchaser’s representatives in connection with such investigation and examination, and Purchaser and its representatives shall cooperate with the Company and its representatives and shall use their reasonable efforts to minimize any disruption to the business. Notwithstanding anything herein to the contrary, no such investigation or examination shall be permitted to the extent that it would require the Company or any of the Subsidiaries to disclose information subject to attorney-client privilege or conflict with any confidentiality obligations to which the Company or any of the Subsidiaries is bound. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (i) Purchaser shall not contact any suppliers to, or customers of, the Company and (ii) Purchaser shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of the Subsidiaries.

8.2 Conduct of the Business Pending the Closing.

(a) Prior to the Closing, except (I) as set forth on Schedule 8.2, (II) as required by applicable Law, (III) as otherwise contemplated by this Agreement or (IV) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause the Subsidiaries to:

(i) conduct the respective businesses of the Company and the Subsidiaries only in the Ordinary Course of Business;

(ii) preserve intact its corporate existence and business organization;

(iii) use its commercially reasonable efforts to keep available the services of its current officers, directors and Key Service Providers;

(iv) use its commercially reasonable efforts to preserve in all material respects its present properties and its tangible and intangible assets;

(v) pay all applicable Taxes as such Taxes become due and payable (or are required to be paid under a settlement agreement with the IRS) other than Taxes in relation to which the Company or any Subsidiary has requested an extension of time for payment or Taxes which are disputed in good faith by the Company or any Subsidiary and for which adequate reserves have been established in accordance with GAAP; and

(vi) use its commercially reasonable efforts to (A) preserve the present business operations, organization and goodwill of the Company and the Subsidiaries, (B) preserve the present relationships (contractual or otherwise) with customers, suppliers, employees, licensors, licensees, distributors, agents and others having business relationships with the Company and the Subsidiaries, and (C) renew or otherwise keep in force insurance policies or replacement, renewal or revised policies providing insurance coverage substantially equivalent in the aggregate to the coverage in effect as of the date hereof with respect to the assets, operations and activities of the Company and each Subsidiary;

(b) Except (I) as set forth on Schedule 8.2, (II) as required by applicable Law, (III) as otherwise contemplated by this Agreement or (IV) with the prior written consent of Purchaser, the Company shall not, and shall not permit the Subsidiaries to:

(i) declare, set aside, make, pay or distribute any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) in respect of the capital stock or other equity securities of the Company or any of the Subsidiaries or repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other securities of, or other ownership interests in, the Company or any of the Subsidiaries; provided, however, that a Subsidiary may take any such actions to the extent that such dividend or other distribution or such repurchase, redemption or other acquisition of outstanding shares relates solely to the capital stock or other securities of a Subsidiary that is wholly-owned by the Company or a wholly-owned Subsidiary of the Company;

(ii) enter into any agreement with respect to the voting of capital stock or other equity securities of the Company or any Subsidiary;

(iii) without regard to any items set forth on Schedule 8.2, transfer, issue, pledge, encumber, sell or dispose of any shares of capital stock, equity securities, securities convertible, exchangeable or exercisable into equity securities of the Company or any of the Subsidiaries or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of the Company or any of the Subsidiaries;

(iv) effect any recapitalization, reclassification, combination, split, subdivision or like change in the capitalization of the Company or any of the Subsidiaries;

(v) amend the certificate of incorporation or by-laws or comparable organizational documents of the Company or any of the Subsidiaries;

(vi) other than as required by Law or Contract (including as may be required by any Company Benefit Plan), (A) increase the level of compensation of, accelerate the vesting of any amounts payable to, or fund into a “rabbi trust” or similar funding vehicle any amounts payable to, any director or one of the top five highest-paid executive officers of the Company and its Subsidiaries (the “Top 5 Executives”) (which, for purposes of this subsection shall be based on current annual base salary and target bonus), (B) other than in the Ordinary Course of Business, increase the compensation of, accelerate the vesting of any amounts payable to, or fund into a “rabbi trust” or other funding vehicle any amounts payable to, any employees of the Company or any of the Subsidiaries who are not directors or one of the Top 5 Executives, (C) grant any unusual or extraordinary additional compensation to any director, officer or employee of the Company or any of the Subsidiaries, (D) increase the coverage or benefits available under any Company Benefit Plan (or create any new benefit plan), other than (1) in the Ordinary Course of Business in connection with a new plan year that would not result in a material increase in cost to the Company or (2) with respect to the renewal or execution of third party Contracts in connection with the provision of benefits under any Company Benefit Plan, provided that the Company has provided reasonable advance notice to, and consulted with, Purchaser with respect thereto before such action is finalized, (E) enter into any employment, deferred compensation, severance, individual consulting, change in control or similar agreement (or amend any such agreement), except (i) after the Company has provided reasonable advance notice to, and consulted with, Purchaser with respect thereto before such action is finalized, or (ii) in the Ordinary Course of Business with respect to non-directors who would not have a Material Contract, and employees who are not one of the Top 5 Executives and are being hired or promoted to fill a vacant or soon-to-be vacant position by reason of the termination of employment of an employee;

(vii) mortgage, pledge or subject to any Lien, any of the properties or assets (whether tangible or intangible) of the Company or any of the Subsidiaries, except for Permitted Exceptions;

(viii) (A) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any material properties or assets, other than acquisitions of assets in the Ordinary Course of Business that are individually not in excess of $500,000.00, or in the aggregate, not in excess of $1,000,000.00 or (B) sell, assign, transfer (including transfers to any non-wholly owned Subsidiary or any of the Company’s or any Subsidiary’s respective employees or Affiliates), convey, lease or otherwise dispose of any of the tangible properties or assets of the Company and the Subsidiaries (except (1) for sales of tangible assets for fair consideration not in excess of $500,000.00, (2) licenses of Intellectual Property granted in the Ordinary Course of Business, (3) in accordance with the terms of an existing contractual obligation, (4) for purpose of disposing of assets that are obsolete, worthless or not material to the business of the Company or any Subsidiary or (5) the interests in HiT Television Ventures, LLC or Children’s Network, LLC);

(ix) forgive, cancel or compromise any material debt or claim or waive or release any material right of the Company or any of the Subsidiaries other than in the Ordinary Course of Business (including as a result of an audit);

(x) enter into any commitment for capital expenditures of the Company and the Subsidiaries in excess of $1,000,000.00 for any individual commitment and $5,000,000.00 for all commitments in the aggregate;

(xi) enter into, modify or terminate any labor, works council or collective bargaining or other staff association agreement under which the Company or any of the Subsidiaries have any obligation;

(xii) permit the Company or any of the Subsidiaries to enter into or agree to enter into any merger or consolidation with any Person;

(xiii) (A) make or rescind any material election relating to Taxes (provided, however, subject to Purchaser’s rights under Section 8.15(f), but without regard to any item set forth on Schedule 8.2(b)(xiii), in no event shall an entity classification under Treas. Reg. 301.7701-3 be made), (B) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any Taxes, (C) make any change to any of its methods of accounting or accounting practice or policy from those employed in the preparation of its most recent Tax Return, (D) file any amended Tax Return, (E) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax, (F) surrender any right to claim a material Tax refund, (G) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, or (H) enter into an advance pricing agreement;

(xiv) waive, release, assign, settle or compromise any rights or claims, or any Legal Proceeding, other than (A) in the Ordinary Course of Business (including in connection with an audit), (B) in connection with the negotiation of the renewal of any Contract to which the Company or any Subsidiary is a party, or (C) a monetary waiver, release, assignment, settlement or compromise with a value of less than $150,000.00;

(xv) incur any Indebtedness or assume, guarantee or endorse the obligations of any Person, except for Indebtedness incurred in the Ordinary Course of Business with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $5,000,000.00 for the Company and each Subsidiary taken as a whole;

(xvi) amend, modify, renew or terminate any of the following Contracts (each, a “Significant Contract”) (or enter into any Contract which would be a Significant Contract if executed prior to the date hereof) pursuant to which the Company or any of the Subsidiaries grant to a third Person:

(1) an exclusive broadcast or content distribution (including DVDs, streaming and video on demand distribution) license in a Key Content Distribution Territory or Ireland;

(2) a multi-territory exclusive or non-exclusive broadcast or content distribution (including DVDs, streaming, and video on demand distribution) license in respect of the Thomas & Friends™ brand;

(3) exclusive agency in respect of the Thomas & Friends™ brand;

(4) an exclusive consumer products and/or book publishing license in respect of the Thomas & Friends™ brand;

(5) an exclusive or non-exclusive toy license;

(6) any other exclusive or non-exclusive license that has a minimum term greater than three (3) years; or

(7) any other exclusive or non-exclusive license pursuant to which the Company or any of the Subsidiaries are contracted to receive minimum guaranteed royalties in an amount greater than $500,000.00 in the aggregate during the term of the Contract, provided, that Purchaser or its designees shall respond to any written request for consent with respect to any Significant Contracts within five (5) Business Days of such request and if none of Purchaser or its designees responds within such period, Purchaser will be deemed to have provided its consent; provided, however, that the foregoing deemed consent provisions for failure by Purchaser or its designees to respond in five (5) Business Days shall not apply to any Significant Contracts involving any exclusive or non-exclusive toy license for the Thomas & Friends™ brand;

(xvii) (A) amend, modify, renew or terminate any Material Contract (other than those Contracts listed on Schedule 5.13(a)(x)) or (B) enter into any Contract which would be a Material Contract if executed prior to the date hereof (other than Contracts that would have been listed on Schedule 5.13(a)(x) if executed prior to the date hereof);

(xviii) make loans or advances to, guarantees for the benefit of, or any investments in, any Person in each case in excess of $150,000.00;

(xix) make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Body;

(xx) (A) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course of Business; (B) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the Ordinary Course of Business; (C) make any changes to cash management policies;

(xxi) write up, write down or write off the book value of any assets, individually or in the aggregate, for the Company and the Subsidiaries taken as a whole, in excess of $1,000,000.00, except for depreciation and amortization in accordance with GAAP consistently applied;

(xxii) take any action for the winding up, liquidation, dissolution or reorganization of the Company or any Subsidiary or for the appointment of a receiver, administrator or administrative receiver, trustee or similar officer of its assets or revenues;

(xxiii) layoff or terminate employees that would result in an obligation to give notice at or before Closing under the WARN Act or any similar state law; or

(xxiv) agree to do anything prohibited by this Section 8.2.

Except as expressly provided herein, any exclusion in one subsection or clause of this Section 8.2(b) shall not be deemed to limit any other subsection or clause of this Section 8.2(b).

(c) The Company will use commercially reasonable efforts to, and will cause its Subsidiaries to use commercially reasonable efforts to, renew for a period of one (1) year, each insurance policy listed on Schedule 5.19 (or which should have been listed on Schedule 5.19) that expires (or otherwise needs to be renewed) prior to the Closing Date. The Company shall give Purchaser the opportunity to provide comments and suggestions to the Company in the renewal of its coverage programs, including as to favorable terms and conditions relating to coverage, termination and runoff provisions. Notwithstanding anything in this paragraph to the contrary, the Company and its Subsidiaries retain ultimate control over the terms and conditions of their insurance coverage programs.

(d) The Company shall continue to reserve domain names and apply for trademarks in the Ordinary Course of Business and will reserve such other domain names and apply for such other trademarks to the extent the Company and Purchaser agree that such reservation or application is reasonably appropriate.

8.3 Consents. The Company shall use (and the Company shall cause the Subsidiaries to use) its commercially reasonable efforts, and Purchaser shall cooperate with the Company and the Subsidiaries, to obtain at the earliest practicable date all consents and approvals of, and give all notices to, any third party to any Contract or Permit which consent or approval is necessary to be obtained or given, as the case may be, in connection with the transactions contemplated by this Agreement and the other Transaction Documents and reasonably requested by Purchaser, including the consents and approvals referred to in Sections 5.3(b), 6.3(b) and 7.3(b) hereof; provided, however, that no party shall be obligated to pay any consideration to any third party from whom consent, waiver or approval is sought or requested in connection with the consummation of the transactions contemplated under the Transaction Documents.

8.4 Regulatory Approvals.

(a) Each of Purchaser, the Company and the Selling Stockholder (if necessary) shall (a) make or cause to be made all filings (including the Foreign Filings) required of each of them or any of their respective Subsidiaries or Affiliates under the HSR Act or other Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within ten (10) Business Days after the date of this Agreement in the case of all filings required under the HSR Act and, if practicable, within fifteen (15) Business Days in the case of all other filings (including the Foreign Filings) required by other Antitrust Laws, (b) comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective subsidiaries or Affiliates from the FTC, the Antitrust Division or any other Governmental Body in respect of such filings or such transactions, and (c) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or other Governmental Body under any Antitrust Laws with respect to any such filing or any such transaction. Each such party shall furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. Subject to applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the HSR Act or other Antitrust Laws. Any party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other parties under this Section 8.4 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.

(b) Each of Purchaser and the Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Body with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”). In connection therewith, if any Legal Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of any Antitrust Law, each of Purchaser and the Company shall cooperate and use its reasonable best efforts to contest and resist any such Legal Proceeding, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, including by pursuing all available avenues of administrative and judicial appeal, unless by mutual agreement, Purchaser and the Company decide that litigation is not in their respective best interests. Each of Purchaser and the Company shall use commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. In connection with and without limiting the foregoing, each of Purchaser and the Company agree to use reasonable best efforts to take promptly steps necessary to avoid or eliminate any impediment under any Antitrust Laws that may be asserted by any federal, state and local and non-United States antitrust or competition authority, so as to enable the parties to close the transactions contemplated by this Agreement as expeditiously as possible; provided, however, that in no event shall Purchaser be required to (i) effect or commit to effect, by consent decree, hold separate orders, trust or otherwise, the sale or disposition of any of the assets or businesses of Purchaser or its Affiliates, (ii) otherwise take any action that limits the freedom of action of Purchaser or any of its Affiliates with respect to, or its respective ability to retain, any of its businesses, product lines, or assets or those of its Affiliates or (iii) propose or accept the imposition of any conditions on Purchaser or its Affiliates.

8.5 Further Assurances. Subject to, and not in limitation of, Section 8.4, each of Purchaser, the Selling Stockholder and the Company shall use (and the Company shall cause each of the Subsidiaries to use) its commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

8.6 Confidentiality.

(a) Purchaser, the Selling Stockholder and the Company each acknowledges that the information provided to it in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the confidentiality agreement between Purchaser and SH3 dated April 12, 2011 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Except as set forth in Section 8.11, following the date hereof, the Selling Stockholder and its Affiliates shall maintain as confidential and shall not use or disclose (except as required by law or as authorized in writing by Purchaser) (i) any information or materials relating to Purchaser, its businesses, operations and affairs, and (ii) the terms of this Agreement and the other Transaction Documents and any information or materials relating to the consummation of the transactions contemplated hereby and thereby, in each case, that is not already generally available to the public.

(b) Following the Closing, the Selling Stockholder shall, and shall cause its directors, officers, employees, agents, professional advisors and representatives and Apax Partners, LLP’s professional advisers and co-investors in the Selling Stockholder to whom such information has been disclosed in the last two (2) years to, maintain as confidential and not use or disclose (except as required by law or as authorized in writing by Purchaser or in accordance with the terms of this Agreement) any information or materials relating to the businesses, operations and affairs of the Company or the Subsidiaries (including any business plans, practices and procedures, pricing information, sales figures, profit or loss figures, information relating to customers, clients, suppliers, sources of supply, customer lists, and other confidential Intellectual Property) that is not already generally available to the public or is included in any press release or public announcement relating to this Agreement and the transactions contemplated hereby that is approved by the parties to this Agreement.

(c) In the event the Selling Stockholder is required by law to disclose any such confidential information, the Selling Stockholder shall, to the extent permissible by law, promptly notify Purchaser in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with Purchaser to obtain a protection order and otherwise preserve the confidentiality of such information consistent with applicable law.

8.7 Delivery of Financial Statements. The Selling Stockholder agrees to provide to Purchaser the audited financial statements identified in Section 5.6(a)(ii) as soon as practicable following the date hereof, but in no event later than three (3) Business Days prior to the Closing Date.

8.8 Exclusivity. Until the earlier of the Closing Date and the date upon which, if any, this Agreement is terminated pursuant to its terms, the Selling Stockholder and its controlled Affiliates will not, and the Selling Stockholder will not cause or permit the Company or any Subsidiary to, (a) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of the Shares or any other equity interests, or any substantial portion of the assets, of the Company or any Subsidiary (including any acquisition structured as a merger or consolidation) (an “Acquisition Proposal”) or (b) participate in any discussions or negotiations regarding, provide any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any prospective acquiror to do or seek any of the foregoing, other than Purchaser, its Affiliates and their representatives. The Selling Stockholder and the Company shall, and shall cause each Subsidiary and the officers, directors, employees, representatives, agents, investment bankers and Affiliates of the Company and each Subsidiary to, (x) immediately cease and cause to be terminated any and all contacts, discussions and negotiations with any Person other than Purchaser and its Affiliates and representatives regarding the foregoing; (y) promptly notify Purchaser of any Acquisition Proposal, or any inquiry or contact with any Person with respect thereto which has been made after the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, and the details of such contact (including the identity of the third party or third parties and copies of any proposals and the specific terms and conditions discussed or proposed). The Company and the Selling Stockholder agree not to, and to cause each Subsidiary not to, without the prior consent of Purchaser, release any Person from, or waive any provision of, any standstill agreement or confidentiality agreement to which any Selling Stockholder, the Company or any Subsidiary is a party.

8.9 D&O Indemnification; Insurance.

(a) Purchaser agrees that the transactions contemplated by this Agreement shall not affect or diminish, and from and after the Closing, Purchaser shall cause each of the Company and the Subsidiaries not to make any changes to their respective organizational documents that would adversely affect or diminish, any of the Company’s or the Subsidiaries’ duties and obligations of indemnification existing as of the Closing Date in favor of directors or officers of the Company and the Subsidiaries (as of the date of this Agreement) arising by virtue of the organizational documents of the Company and the Subsidiaries in the form in effect at the date of this Agreement or under any Contract listed on Schedule 8.9(a), and such duties and obligations shall be honored by Purchaser, the Company and the Subsidiaries for no less than six (6) years from the Closing Date.

(b) The provisions of Section 8.9(a) (i) are intended to be for the benefit of, and shall be enforceable by, each person entitled to indemnification hereunder, it being expressly agreed that such persons shall be third party beneficiaries of Section 8.9(a), and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

(c) Prior to the Closing, the Company shall obtain, on terms and conditions reasonably acceptable to Purchaser, a six (6) year prepaid directors’ and officers’ liability insurance policy or policies (i.e., tail coverage), the cost of which shall be borne fifty per cent (50%) by Purchaser and fifty per cent (50%) by the Company, for the purpose of covering acts or omissions occurring prior to the Closing Date (“D&O Policy”) with respect to the directors and officers of the Company and any Subsidiary who are currently covered by the Company’s directors’ and officers’ liability insurance policy on terms with respect to such coverage and amount no less favorable to the Company’s directors and officers currently covered by such insurance than those of such policy in effect on the date hereof and through the Closing Date. The Company shall include Mattel, Inc. and Purchaser each as an insured company under such D&O Policy.

8.10 Preservation of Records. The Selling Stockholder and Purchaser agree that each of them shall preserve and keep the records held by them or their Affiliates relating to the respective businesses of the Company and the Subsidiaries for a period of seven (7) years from the Closing Date and shall make such records available to the other as may be reasonably required by such party, upon reasonable notice and during normal business hours, including in connection with, among other things, any insurance claims by, Legal Proceedings or Tax audits against, or governmental investigations of the Selling Stockholder or Purchaser or any of their Affiliates, or in order to enable the Selling Stockholder or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. Each of the Selling Stockholder and Purchaser shall be entitled, at its sole cost and expense, to make copies of the books and records to which they are entitled to access pursuant to this Section 8.10. In the event the Selling Stockholder or Purchaser wishes to destroy such records after that time, such party shall first give sixty (60) days prior written notice to the other and such other party shall have the right at its option and expense, upon prior written notice given to such party within that sixty (60) day period, to take possession of the records within ninety (90) days after the date of such notice.

8.11 Publicity.

(a) None of the Selling Stockholder, the Company or Purchaser shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby prior to the Closing without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of the Selling Stockholder, the Company or Purchaser, as applicable, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which the Selling Stockholder, the Company or Purchaser lists securities, provided that, to the extent required by applicable Law, the party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law to consult with the other party with respect to the timing and content thereof.

(b) Each of Purchaser, the Company and the Selling Stockholder agrees that the terms of this Agreement shall not be disclosed or otherwise made available to the public and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law and only to the extent required by such Law.

8.12 Employment and Employee Benefits.

(a) Purchaser covenants and agrees that each employee of the Company or any of the Subsidiaries immediately prior to the Closing shall, while employed during the one (1) year period beginning on the Closing Date, receive at least the same base salary or hourly wage rate as provided to such employee immediately prior to the Closing; provided, that Purchaser may adjust such base salary or hourly wage to reasonably reflect any change in responsibilities or based upon such employee’s performance following the Closing. Such individuals who continue their employment with the Company or the Subsidiaries following the Closing Date are hereinafter referred to as the “Continuing Employees.” For a period of one (1) year following the Closing Date or such longer period of time required by applicable Law (the “Benefit Period”), Purchaser shall cause the Company and the Subsidiaries to provide Continuing Employees in each country with employee benefits that are substantially comparable, in the aggregate, to those provided to similarly situated employees of the Purchaser or those provided to such Continuing Employees immediately prior to the Closing Date, as determined by Purchaser in its sole discretion; provided, however, that, for the Benefit Period, each Continuing Employee shall be eligible to receive severance benefits that are no less favorable than the severance benefits described on Schedule 8.12(a); provided, further, that Purchaser shall retain the sole discretion to amend, restate, merge or terminate any Company Benefit Plan at any time after the Closing. Except as otherwise required under applicable Law or to the extent expressly set forth in a written agreement with the Company or a Subsidiary, employees of the Company or any of the Subsidiaries, including Continuing Employees, shall be considered to be employed “at will” and nothing shall be construed to limit the ability of Purchaser, the Company or any of the Subsidiaries to terminate the employment of any such employee at any time, subject to any applicable severance and related benefits.

(b) To the extent permitted by Law, Purchaser shall credit each Continuing Employee with his or her years of service with the Company, the Subsidiaries and any predecessor entities under each of Purchaser’s employee benefit plans, programs and arrangements in which such Continuing Employee participates (the “Purchaser Plans”), to the same extent as such Continuing Employee was entitled immediately prior to the Closing to credit for such service under any similar Company Benefit Plan, for purposes of eligibility, vesting and, to the extent applicable, calculation of the amount of vacation or severance benefits. Notwithstanding the foregoing, no service prior to the Closing Date shall be credited for the purpose of benefit accrual or eligibility for early retirement benefits or subsidies under any pension benefit plan, nor for purposes of eligibility under any retiree medical plan, except to the extent required by any applicable Contract or Law (and then only to the extent crediting such service would not result in the duplication of benefits). The Purchaser Plans shall not deny Continuing Employees coverage on the basis of pre-existing conditions and shall credit such Continuing Employees for any deductibles and out-of-pocket expenses paid in the year of initial participation in the Purchaser Plans.

(c) If requested by Purchaser at least five (5) business days prior to the Closing, the Company shall take or cause to be taken all actions necessary to terminate any or all Company Benefit Plans intended to qualify under Section 401(k) of the Code effective not later than the last Business Day immediately preceding the Closing.

(d) The Company shall promptly provide written notice to Purchaser if, following the date of this Agreement, a Key Service Provider (i) gives or receives written notice terminating his or her employment or service with the Company, or (ii) is placed on probation which could reasonably be expected to result in a termination of employment or service with the Company.

(e) The Company shall promptly, but no later than immediately prior to the Closing, provide written notice to Purchaser of all terminations of employment by the Company or the Subsidiaries that have occurred within ninety (90) days immediately preceding the Closing Date.

(f) Notwithstanding the foregoing, this Agreement shall not be interpreted as an amendment or modification of any employee benefit plan, program, policy, agreement or arrangement, and, subject to Purchaser’s obligations set forth in the third sentence of Section 8.12(a), nothing in this Agreement shall interfere with or limit Purchaser’s right to amend or terminate any individual plan, program, policy or arrangement of Purchaser, the Company or any Subsidiary, and nothing contained herein shall obligate Purchaser, the Company or any Subsidiary to maintain or continue any individual plan, program, policy or arrangement.

(g) It is expressly agreed that the provisions of this Section 8.12 are not intended to be for the benefit of or otherwise enforceable by any third Person, including any employee of the Company, or any collective bargaining unit or employee organization. Without limiting the foregoing, nothing contained in this Agreement shall create or imply any obligation on the part of the Purchaser or Company to provide any continuing employment right to any individual on or after the Closing.

8.13 Code Section 280G.

(a) The Company shall obtain and deliver to Purchaser, prior to the initiation of the requisite stockholder approval procedure under Section 8.13(b), a Parachute Payment Waiver from each Person who is, with respect to the Company, and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section 8.13(b), and who might otherwise have, receive or have the right to entitlement to receive a parachute payment under Section 280G of the Code in connection with the transactions contemplated by this Agreement.

(b) As soon as practicable following the delivery by the Company to the Purchaser of the Parachute Payment Waivers, the Company shall submit to the stockholders of the Company for approval in accordance with Section 280G(b)(5)(B) of the Code any payments and/or benefits that are subject to a Parachute Payment Waiver, such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G, and prior to the Closing, the Company shall deliver to the Purchaser evidence reasonably satisfactory to the Purchaser (i) that a Company stockholder vote was solicited in conformance with Section 280G, and the requisite Company stockholder approval was obtained with respect to any payments and/or benefits that were subject to the Company stockholder vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, pursuant to the Parachute Payment Waiver, such “parachute payments” shall not be made or provided. The Company shall use its commercially reasonable efforts to obtain the Section 280G Approval in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

(c) The form of the Parachute Payment Waiver and any materials to be submitted to the Company’s stockholders in connection with the Section 280G Approval (the “Section 280G Soliciting Materials”) shall be subject to review and approval by the Purchaser, which approval shall not be unreasonably withheld. The Company will promptly advise the Purchaser in writing if at any time prior to the Closing the Company shall obtain Knowledge of any facts that might make it necessary or appropriate to amend or supplement the Section 280G Soliciting Materials in order to make statements contained or incorporated by reference therein not misleading or to comply with applicable Law.

8.14 Disclosure Schedules. The Company and the Selling Stockholder may, at their option, include in the Schedules items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement.

8.15 Tax Matters.

(a) Tax Returns.

(i) The Selling Stockholder shall file or cause to be filed when due (taking into account any applicable extensions) all Tax Returns of the Company or any of the Subsidiaries that are due on or prior to the Closing Date, and shall pay all Taxes shown due on such Tax Returns. All such Tax Returns shall be prepared in accordance with the past practice of the Company and the Subsidiaries, except as otherwise required by applicable Law. At least thirty (30) Business Days prior to the due date for the filing of any such Tax Return, the Selling Stockholder shall submit a copy of such Tax Return to Purchaser for Purchaser’s review and approval, which approval shall not be unreasonably withheld. Such copy of such Tax Return shall be deemed approved by Purchaser twenty (20) Business Days after Purchaser’s receipt of such Tax Return unless the Purchaser gives written notice of its disagreement, which notice shall specify in reasonable detail the nature and amount of any disagreement (“Notice of Tax Disagreement”), to the Selling Stockholder prior to such date. Any such Notice of Tax Disagreement shall be handled in the manner prescribed by Section 8.15(a)(viii). The Selling Stockholder shall provide Purchaser with a complete copy of any such Tax Return filed.

(ii) Purchaser shall file or cause to be filed when due (taking into account any applicable extensions) all Tax Returns that are required to be filed by or with respect to the Company or any of the Subsidiaries after the Closing Date for all Pre-Closing Tax Periods, and with respect to each such Tax Return, an amount equal to (x) all Taxes due with respect to such Tax Returns minus (y) the portion of the Asset Sale Tax Amount attributable to each such Tax Return not to exceed the Final Asset Sale Tax Amount (to the extent such Final Asset Sale Tax Amount has not previously reduced payments due to the Purchaser from the Escrow Account under Sections 8.15(a)(ii)(y) or 8.15(a)(iii)(y)) shall be paid out of the available funds (if any) in the Escrow Account in accordance with the terms of the Escrow Agreement and Article X. All such Tax Returns shall be prepared in a manner consistent with past practice of the Company and the Subsidiaries, except as otherwise required by applicable Law. Purchaser shall provide the Selling Stockholder with copies of all such Tax Returns at least thirty (30) Business Days prior to the due date for filing thereof for the Selling Stockholder’s review and approval, which approval shall not be unreasonably withheld; provided, however, Purchaser shall not be required to take a position on any such Tax Return if such position does not have at least “more likely than not” authority based upon the written advice of a nationally recognized law firm or an accounting firm. Such copy of such Tax Return shall be deemed approved by the Selling Stockholder twenty (20) Business Days after the Selling Stockholder’s receipt of such Tax Return unless the Selling Stockholder gives a Notice of Tax Disagreement to the Purchaser prior to such date. Any such Notice of Tax Disagreement shall be handled in the manner prescribed by Section 8.15(a)(viii). The Selling Stockholder will take all necessary action to direct that the payment due to Purchaser under this Section 8.15(a)(ii) be paid out of the available funds (if any) in the Escrow Account in accordance with the terms of the Escrow Agreement and Article X.

(iii) Purchaser shall file or cause to be filed when due (taking into account any applicable extensions) all Tax Returns that are required to be filed by or with respect to the Company or any of the Subsidiaries for all taxable periods that begin on or before and end after the Closing Date (each, a “Straddle Period”), and with respect to each such Tax Return, an amount equal to (x) the Selling Stockholder’s allocable share of Taxes due with respect to such Tax Return, as determined in accordance with Section 8.15(a)(iv), minus (y) the portion of the Asset Sale Tax Amount attributable to each such Tax Return not to exceed the Final Asset Sale Tax Amount (to the extent such Final Asset Sale Tax Amount has not previously reduced payments due to the Purchaser from the Escrow Account under Sections 8.15(a)(ii)(y) or 8.15(a)(iii)(y)) shall be paid out of the available funds (if any) in the Escrow Account in accordance with the terms of the Escrow Agreement and Article X. All such Tax Returns shall be prepared in a manner consistent with past practice of the Company and the Subsidiaries, except as otherwise required by applicable Law. Purchaser shall provide the Selling Stockholder with copies of all such Tax Returns at least thirty (30) Business Days prior to the due date for filing thereof for the Selling Stockholder’s review and approval solely with respect to the treatment of items attributable to the period beginning on the first day of the Straddle Period and ending at the end of the Closing Date, which approval shall not be unreasonably withheld; provided, however, Purchaser shall not be required to take a position on any such Tax Return if such position does not have at least “more likely than not” authority based upon the written advice of a nationally recognized law firm or an accounting firm. Such copy of such Tax Return shall be deemed approved by the Selling Stockholder twenty (20) Business Days after the Selling Stockholder’s receipt of such Tax Return unless the Selling Stockholder gives a Notice of Tax Disagreement to the Purchaser prior to such date. Any such Notice of Tax Disagreement shall be handled in the manner prescribed by Section 8.15(a)(viii). The Selling Stockholder will take all necessary action to direct that the payment due to Purchaser under this Section 8.15(a)(iii) be paid out of the available funds (if any) in the Escrow Account in accordance with the terms of the Escrow Agreement and Article X.

(iv) For purposes of determining the Selling Stockholder’s allocable share of Taxes attributable to a Straddle Period, Taxes shall be apportioned between the portion of such period ending at the end of the Closing Date and the portion beginning after the Closing Date (A) in the case of real property, business personal property and ad valorem Taxes, by apportioning such Taxes on a per diem basis, and (B) in the case of all other Taxes, on a closing of the books basis.

(v) For the avoidance of doubt, for purposes of Section 8.15(a)(iv) all losses and deductions relating to the MIP Payments shall be treated as being allocated to the period ending at the end of the Closing Date.

(vi) Notwithstanding anything to the contrary herein, Selling Stockholder shall not have review or approval rights over (1) any Tax Returns filed by the consolidated group of which Mattel is the common parent or (2) any other Tax Return filed by Mattel or any Affiliate of Mattel that was not an Affiliate of the Company prior to the Closing Date.

(vii) In the event that (x) the Final Asset Sale Tax Amount exceeds (y) the Asset Sale Tax Amount, as determined pursuant to this Section 8.15(a), the Purchaser shall pay to the Selling Stockholder the amount of such excess within five (5) days of the filing of the final Tax Return relevant to the determination of Asset Sale Tax Amount that is prepared pursuant to this Section 8.15.

(viii) Tax Returns Objection Procedures.

(1) In the event a Notice of Tax Disagreement is timely received by the party responsible for filing the relevant Tax Return under this Section 8.15(a) (the “Responsible Party”), the Responsible Party and the party providing the Notice of Tax Disagreement (the “Objecting Party”) shall work in good faith to resolve any dispute prior to the filing of such Tax Return.

(2) If the Responsible Party and the Objecting Party are unable to resolve such dispute before the due date for the filing of the relevant Tax Return, the Responsible Party shall timely file such Tax Return in the manner it deems appropriate. Any Taxes relating to such Tax Return that are not in dispute shall be paid (a) in the case of a Tax Return described in Section 8.15(a)(i), by the Selling Stockholder, and (b) in the case a Tax Return described in Sections 8.15(a)(ii) or 8.15(a)(iii), out of the Escrow Account and in accordance with Article X. During the ten (10) days immediately following the filing of such Tax Return, the Responsible Party and the Objecting Party shall seek in good faith to resolve in writing any differences which they may have with respect to any matter specified in the Notice of Tax Disagreement. If, at the end of such ten (10) day period, any matter specified in the Notice of Tax Disagreement has not been resolved by the Responsible Party and the Objecting Party, the Responsible Party and the Objecting Party shall submit such matter to an Independent Auditor. The Independent Auditor shall make a final determination of each such matter based solely on presentations by the Responsible Party and the Objecting Party (and not by independent review), which determination shall be binding on the parties. The Independent Auditor (i) shall be bound by the principles set forth in this Section 8.15, (ii) shall limit its review to matters specifically set forth in the Notice of Tax Disagreement, (iii) shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party and (iv) shall act as an auditor, not an arbitrator. The fees and expenses of the Independent Auditor acting under this Section 8.15(a)(viii)(2) shall be borne fifty percent (50%) by the Responsible Party and fifty percent (50%) by the Objecting Party. The determination by the Independent Auditor shall be final and binding on the Responsible Party and the Objecting Party. Once all matters in the Notice of Tax Disagreement have been resolved under this Section 8.15(a)(viii)(2), whether by mutual agreement or by the Independent Auditor (the “Tax Resolution”), the Responsible Party and the Objecting Party shall make all additional payments that are necessary so that the net economic result, taking into account the Tax Resolution, is consistent the parties’ obligations under Sections 8.15(a)(i), (ii) or (iii), as applicable, with respect to the filing of Tax Returns and payment of Taxes.

(b) Post-Closing Actions. For so long as the Selling Stockholder has an indemnification obligation for Taxes under this Agreement, except to the extent required by applicable Law, Purchaser and its Affiliates will not, without the prior written consent of the Selling Stockholder, which consent shall not be unreasonably withheld, amend any Tax Return filed by or with respect to the Company or any of the Subsidiaries for any Pre-Closing Tax Period. Purchaser shall not cause the tax year of HiT Entertainment, Inc. to end on the Closing Date. In addition, the Purchaser shall not make or cause to be made an election under Section 338(g) of the Code for any United States corporation which is a Subsidiary of the Company in connection with the transactions described under this Agreement.

(c) Cooperation. The Selling Stockholder and Purchaser shall reasonably cooperate, and shall cause their respective affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes.

(d) Tax Contests.

(i) If notice of any action, suit, investigation or audit with respect to Taxes of the Company or its Subsidiaries shall be received by Purchaser or any Affiliate, or any other circumstance or situation of which Purchaser or Affiliate may become aware, for which the Selling Stockholder may reasonably be expected to be liable pursuant to Section 10.2(a) (a “Tax Claim”), the notified party shall notify the Selling Stockholder in writing of such Tax Claim; provided, however, that the failure to give such notice as provided herein shall not relieve the Selling Stockholder of its obligations under Section 10.2, except to the extent that the Selling Stockholder is actually and materially prejudiced thereby.

(ii) Except as provided in Section 8.15(d)(iii), Purchaser shall have the right to represent the interest of the Company and its Subsidiaries in any Tax Claim; provided that (i) the Selling Stockholder shall have the right to participate in the conduct of such Tax Claim, (ii) Purchaser shall keep the Selling Stockholder reasonably informed and consult seriously and in good faith with the Selling Stockholder and its tax advisors with respect to any issue relating to such audit or dispute; (iii) the Selling Stockholder shall have the right to consent to the selection of counsel or other advisors in connection with such Tax Claim which consent shall not be unreasonably withheld; (iv) Purchaser shall provide the Selling Stockholder with copies of all correspondence, notices and other written materials received from any Taxing Authorities and shall otherwise keep the Selling Stockholder and its tax advisors advised of significant developments in the audit or dispute and of significant communications involving representatives of the Taxing Authorities; (v) the Selling Stockholder may request that Purchaser take a position in respect of such audit or proceeding, and Purchaser shall do so provided that (A) there exists substantial authority for such position (within the meaning of the accuracy-related penalty provisions of Section 6662 of the Code) based upon the written advice of a nationally recognized law firm or an accounting firm and (B) the adoption of such position could not reasonably be expected to adversely affect the Tax liability of any of the Company, its Subsidiaries, Purchaser or any of their Affiliates for any period or portion thereof beginning after the Closing Date; (vi) Purchaser shall provide the Selling Stockholder with a copy of any written submission to be sent to a Taxing Authority prior to the submission thereof and shall give serious and good faith consideration to any comments or suggested revisions that the Selling Stockholder or its tax advisors may have with respect thereto; and (vii) there will be no settlement, resolution, or closing or other agreement with respect thereto without the consent of the Selling Stockholder, which consent will not be unreasonably withheld.

(iii) The Selling Stockholder shall have the sole right to control the conduct of a Tax Claim to the extent such Tax Claim involves a court proceeding, provided that (i) the Selling Stockholder shall keep the Purchaser reasonably informed and consult seriously and in good faith with the Purchaser and its tax advisors with respect to any issue relating to such Tax Claim; (ii) the Selling Stockholder shall provide the Purchaser with copies of all correspondence, notices and other written materials received from any Taxing Authorities and shall otherwise keep the Purchaser and its tax advisors advised of significant developments in the dispute and of significant communications involving representatives of the Taxing Authorities; (iii) the Selling Stockholder shall provide the Purchaser with a copy of any written submission to be sent to a Taxing Authority prior to the submission thereof and shall give serious and good faith consideration to any comments or suggested revisions that the Purchaser or its tax advisors may have with respect thereto and (iv) there will be no settlement, resolution, or closing or other agreement with respect thereto that could reasonably be expected to adversely affect the Tax liability of any of the Company, its Subsidiaries, Purchaser or any of their Affiliates for any period or portion thereof beginning after the Closing Date without the consent of the Purchaser, which consent will not be unreasonably withheld.

(iv) Any liability for Taxes for which the Selling Stockholder is liable under Section 10.2(a) that arises as a result of a Tax Claim shall be paid in accordance with Article X.

(v) The procedures set forth in this Section 8.15(d), to the extent applicable, will govern all claims for indemnification with respect to Taxes.

(e) Indebtedness.

(i) The Selling Stockholder shall deliver, or cause to be delivered, to Purchaser by October 21, 2011, or such date as otherwise agreed between the Selling Stockholder and Purchaser, (the “Plan Date”) a draft qualifying plan which sets forth, in reasonable detail, the steps, tax commentary for all relevant jurisdictions and timeline to eliminate all Intercompany Indebtedness outstanding as of August 31, 2011, with the exception of (i) Intercompany Indebtedness balances not exceeding $100,000.00, and (ii) any other Intercompany Indebtedness balances as mutually agreed between the Selling Stockholder and Purchaser (a “Qualifying Plan”). In calculating any Intercompany Indebtedness balance payable by one Person (the first Person) to another Person (the second Person) under this paragraph for purposes of the $100,000.00 threshold, the amount payable by the first Person to the second Person (x) shall include the total gross amounts payable by the first Person to the second Person, and (y) shall not be netted against any amount payable by the second Person to the first. In the case of (1) Intercompany Indebtedness payable by a debtor in one country to a creditor in another country (“Cross-Border Intercompany Indebtedness”), and (2) Intercompany Indebtedness to be eliminated for less than arm’s length consideration, the Qualifying Plan shall provide for the elimination of Intercompany Indebtedness that was outstanding as of August 31, 2011 by a date that is no later than the Closing Date. The Selling Stockholder shall provide Purchaser with a final draft of the Qualifying Plan at least ten (10) Business Days prior to the commencement of implementation of the Qualifying Plan for Purchaser’s review and approval, which approval shall not be unreasonably withheld or delayed. Following the approval and commencement of implementation of the Qualifying Plan and prior to the Closing Date, the Selling Stockholder and the Company shall keep Purchaser reasonably informed of progress on implementation of the Qualifying Plan and shall use commercially reasonable efforts to complete all steps under the Qualifying Plan scheduled to be completed prior to the Closing Date, prior to such date.

(ii) Purchaser shall be liable for all fees, costs and expenses of the Company’s outside accountants and outside legal advisor (as set forth on Schedule 8.15(e)(ii) hereto) incurred in connection with the development and implementation of the Qualifying Plan (the “QP Expenses”) and shall pay all such amounts within thirty days of receipt by Purchaser of reasonably detailed documentation from such accountants and legal advisor evidencing such QP Expenses. In the event that, following termination of this Agreement (other than as a result of a breach of this Agreement by Purchaser), the Company consummates an Alternative Transaction within twelve months of the date of such termination, the Selling Stockholder shall be obligated to reimburse Purchaser for fifty percent (50%) of such QP Expenses paid by Purchaser. In the event that this Agreement is terminated in accordance with the terms hereof as a result of a breach of this Agreement by the Company or the Selling Stockholder, then within two (2) Business Days of such termination, the Company shall reimburse and pay Purchaser for all QP Expenses paid by Purchaser prior to such termination and Purchaser shall have no further obligation to pay any QP Expenses. For purposes of this Agreement, none of the QP Expenses shall be treated as Transaction Expenses.

(iii) The Selling Stockholder and the Company shall use commercially reasonable efforts to eliminate Intercompany Indebtedness of the Company or any of the Subsidiaries to any shareholder of the Company or to any Affiliate of any such shareholder which is not itself a direct or indirect Subsidiary of the Company, at least ten (10) Business Days prior to the Closing Date. The Selling Stockholder shall deliver, or cause to be delivered, to Purchaser, as soon as reasonably practicable after the date hereof, but no later than five (5) Business Days after the date hereof, a document evidencing the proposed steps to be taken in order to eliminate all Intercompany Indebtedness payable by the Company or the Subsidiaries to any shareholder of the Company or to any Affiliate of any such shareholder which is not itself a Subsidiary (the “Debt Elimination”). At least thirty (30) Business Days prior to Closing, the Selling Stockholder shall deliver, or cause to be delivered, drafts of all agreements and ancillary documents necessary in order to implement the Debt Elimination steps.

(f) Check the Box Elections. Prior to the Closing, the Purchaser may request in writing that the Company shall make, or shall cause to be made, any entity classification election under Treas. Reg. 301.7701-3 with respect to any Subsidiary of the Company that is a “foreign eligible entity” within the meaning of Treas. Reg. 301.7701-3; provided, however, Purchaser shall only be required to make such elections following the satisfaction or waiver of all conditions set forth in Article IX and no such election shall be required to be made with respect to the Company, SH2, SH2A, SH3, or any Subsidiary of the Company that is a “controlled foreign corporation” within the meaning of Section 957 of the Code or any entity set forth on Schedule 8.15(f). The Selling Stockholder must approve such election, which approval shall not be unreasonably withheld. All costs relating to such election shall be borne by Purchaser and Purchaser shall pay such costs to the Company within five (5) days of demand for payment thereof, and any Losses arising from or relating to any such election shall not be treated as Transaction Expenses or subject to indemnification under Section 10.2 of this Agreement.

(g) Conflicts. In the event of any conflict between the provisions of this Section 8.15 and Article X, the provisions of this Section 8.15 shall govern.

(h) The Selling Stockholder shall provide computations and work papers supporting its determination of the Estimated Asset Sale Tax Amount to the Purchaser no later than two (2) Business Days before the Closing Date.

8.16 Replacement LCs. On or prior to the Closing Date, Purchaser shall arrange for replacement letters of credit, performance bonds or such other sureties as are mutually agreed between the Selling Stockholder and Purchaser to be in place from and after Closing with respect to the letters of credit that are listed on Schedule 8.16 (the “Replacement LCs”). Any costs or expenses that are associated with the Replacement LCs shall be paid by Purchaser and shall not be treated as Transaction Expenses.

8.17 Excluded Assets and Obligations.

(a) Prior to the Closing, the Company will transfer one hundred percent (100%) of its interest in the assets listed on Schedule 8.17(a) (the “Excluded Cable Assets”) to a third party in which neither the Company nor any of its Subsidiaries has an ownership interest. If, after such transfer, the agreement listed on Schedule 8.17(a) the (“Assigned Agreement”) will remain in effect, then in connection with such transfer, the Company will, and will cause each of the Subsidiaries to, assign to the transferee of the interest any and all of their respective rights and obligations (including guarantees of obligations) pursuant to the Assigned Agreement other than the Excluded Obligations. At least ten (10) days prior to such transfer, the Company will provide Purchaser with drafts of all documents related to such transfer so that Purchaser can confirm that: (i) all such documents are in accordance with the terms of this Section 8.17, (ii) if the Assigned Agreement will remain in effect after such transfer, (A) the transferee assumes all Liabilities of the Company and the Subsidiaries arising under the Assigned Agreement (other than the Excluded Obligations) or (B) all such Liabilities are released to the reasonable satisfaction of Purchaser, (iii) the Company and its Subsidiaries do not have any continuing Liabilities, covenants or indemnity obligations (other than related to due authorization or ownership of equity) to the transferee, (iv) if the Assigned Agreement will remain in effect after such transfer, such documents obligate the third party (and any transferees) to provide the Company and its subsidiaries with the benefits of all rights arising under the provisions of the Assigned Agreement listed on Schedule 8.17(a)(v) and (v) if the Assigned Agreement will remain in effect after such transfer, such documents contain either (A) a representation from the transferee that the transferee can satisfy its obligations under the Assigned Agreement without the assistance of or expense to the Purchaser, the Company or any of its Subsidiaries or (B) a release of such obligations reasonably satisfactory to the Purchaser.

(b) During the term of the Excluded Obligations, Purchaser agrees to, and agrees to cause the Company and the Subsidiaries to, perform all of their respective obligations arising under the Excluded Obligations. During the term of the Excluded Obligations, Purchaser agrees not to, and, after the Closing agrees to cause the Company and its Subsidiaries not to, take any of the actions described on Schedule 8.17(b). The foregoing covenants do not change or increase the Excluded Obligations or change or decrease any defenses or reasons to not perform the Excluded Obligations.

(c) Prior to the Closing, the Company will transfer one hundred percent (100%) of its interest in the assets listed on Schedule 8.17(c) (the “Excluded MIP Assets”, and together with the Excluded Cable Assets, the “Excluded Assets”) to a third party in which neither the Company nor any of its Subsidiaries has an ownership interest. The Company will cause such transfer to be conducted in a manner consistent with the representations and warranties provided under Section 5.14(q).

ARTICLE IX

CONDITIONS TO CLOSING

9.1 Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):

(a) the representations and warranties of the Company and the Selling Stockholder set forth in this Agreement qualified by materiality, Material Adverse Effect or similar phrases shall be true and correct, and those not so qualified shall be true and correct in all material respects, at and as of the date hereof and at and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date); provided, that in the event of a breach of a representation or warranty, the condition set forth in this Section 9.1(a) shall be deemed satisfied unless the effect of all such breaches of representations and warranties, taken together, result in a Material Adverse Effect; provided further that the representations and warranties set forth in Section 5.4(b) and 5.4(d) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date; and Purchaser shall have received a certificate signed by an authorized officer of the Company and the Selling Stockholder, dated as of the Closing Date, to the foregoing effect;

(b) the Company and the Selling Stockholder shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Purchaser shall have received a certificate signed by an authorized officer of the Company and the Selling Stockholder, dated as of the Closing Date, to the foregoing effect;

(c) the consummation of the transactions contemplated by this Agreement and the other Transaction Documents will not be prohibited by any Law or subject Purchaser, its Affiliates, the Company or any Subsidiary to any penalty or Liability in excess of $100,000.00 (other than obligations of the Company specifically set forth in this Agreement) imposed by any Governmental Body or otherwise have a material adverse effect on (i) the Purchaser’s right to directly or indirectly own the equity interests of the Company (including the Shares) and each Subsidiary and to control the Company and each Subsidiary or (ii) the right of the Company or each Subsidiary to own its assets and operate its business in any material respect;

(d) (A) no Legal Proceeding shall be pending before any Governmental Body in which it is sought to restrain or prohibit, or which has a reasonable likelihood of resulting in an award of monetary damages to a third party in excess of $17,500,000.00 in connection with, the transactions contemplated by this Agreement and the other Transaction Documents, and (B) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and the other Transaction Documents;

(e) the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted;

(f) at least two (2) Business Days prior to the Closing Date, the Company shall have delivered to Purchaser the Payoff Letters;

(g) at least three (3) Business Days prior to the Closing Date, the Company shall deliver to Purchaser (i) a good standing certificate from the jurisdiction of its formation, dated within five (5) Business Days of the Closing Date, (ii) certified copies of the resolutions of the board of directors of the Company and the Selling Stockholder, as the sole stockholder of the Company, approving the transactions contemplated by this Agreement and the other Transaction Documents, (iii) a certified copy of the organizational documentation of the Company and (iv) the audited Financial Statements required to be delivered pursuant to Section 8.7;

(h) the Selling Stockholder shall have delivered, or caused to be delivered, to Purchaser stock certificates representing the Shares, duly endorsed in blank or accompanied by stock transfer powers or such other documents, duly executed, required to enable title to all of the Shares to pass to Purchaser;

(i) the Selling Stockholder and the Escrow Agent shall have entered into the Escrow Agreement, and the Escrow Agreement shall be in full force and effect as of the Closing;

(j) since the date of this Agreement, there shall have been no Material Adverse Effect;

(k) the Selling Stockholder shall have delivered, or caused to be delivered, to Purchaser, written evidence, in form and substance reasonably satisfactory to Purchaser, evidencing the termination of the Contracts listed on Schedule 9.1(k);

(l) the Selling Stockholder shall have delivered, or caused to be delivered, to Purchaser, written evidence, in form and substance reasonably satisfactory to Purchaser, evidencing the Debt Elimination, at least ten (10) Business Days prior to the Closing, pursuant to documentation reasonably satisfactory to Purchaser; and

(m) With respect to any payments and/or benefits that may constitute “parachute payments” under Section 280G of the Code with respect to any Person in connection with the transactions contemplated by this Agreement, (i) the Company shall have received and delivered to the Purchaser a Parachute Payment Waiver from each Person receiving, or that is eligible to receive, a payment that may constitute a “parachute payment” under Section 280G of the Code prior to soliciting the Section 280G Approval and (ii) the Company’s stockholders shall have (A) approved, pursuant to the method provided for in the regulations promulgated under Section 280G, any such “parachute payments” or (B) shall have voted upon and disapproved such “parachute payments,” and, as a consequence, such “parachute payments” shall not be paid or provided for in any manner and the Purchaser and its subsidiaries shall not have any Liabilities with respect to such “parachute payments.” Each Parachute Payment Waiver shall be in effect not later than immediately prior to the Closing.

9.2 Conditions Precedent to Obligations of the Selling Stockholder. The obligations of the Selling Stockholder to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by the Selling Stockholder in whole or in part to the extent permitted by applicable Law):

(a) the representations and warranties of Purchaser set forth in this Agreement qualified as to materiality or similar phrases shall be true and correct, and those not so qualified shall be true and correct in all material respects, at and as of the date hereof and at and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties relate to an earlier date (in which case such representations and warranties qualified as to materiality or similar phrases shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date), and the Selling Stockholder shall have received a certificate signed by an authorized officer of Purchaser, dated as of the Closing Date, to the foregoing effect;

(b) Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date, and the Selling Stockholder shall have received a certificate signed by an authorized officer of Purchaser, dated as of the Closing Date, to the foregoing effect;

(c) the consummation of the transactions contemplated by this Agreement and the other Transaction Documents will not be prohibited by any Law or subject the Selling Stockholder or its Affiliates (other than the Company or any Subsidiary) to any penalty or Liability in excess of $100,000.00 (other than the obligations of the Selling Stockholder specifically set forth in this Agreement) imposed by any Governmental Body;

(d) no Legal Proceeding shall be pending before any Governmental Body in which it is sought to restrain or prohibit the transactions contemplated by this Agreement and the other Transaction Documents and there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and the other Transaction Documents;

(e) the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted;

(f) Purchaser and the Escrow Agent shall have entered into the Escrow Agreement, and the Escrow Agreement shall be in full force and effect as of the Closing; and

(g) Purchaser shall have delivered, or caused to be delivered, to the Selling Stockholder evidence of the wire transfers referred to in Section 3.2 hereof.

9.3 Frustration of Closing Conditions. None of the Company, Purchaser or the Selling Stockholder may rely on the failure of any condition set forth in Sections 9.1 or 9.2, as the case may be, if such failure was caused by a material breach or default by such party with respect to any material provision of this Agreement.

ARTICLE X

INDEMNIFICATION

10.1 Survival of Representations and Warranties. (a) The representations and warranties of the parties contained in this Agreement or in any certificate delivered pursuant hereto shall survive the Closing and claims may be asserted with respect thereto to the extent permitted by this Article X. Except as set forth in Section 10.4(b), notwithstanding anything herein to the contrary Purchaser or the Selling Stockholder, as the case may be, must give notice to the other party of any claim for indemnification under Sections 10.2(a)(i) and 10.3(a)(i) in writing setting forth the specific claim and the basis therefor in reasonable detail prior to the First Escrow Release Date, provided that with respect to the Fundamental Representations, and the representations and warranties set forth in Sections 5.9 (Taxes), 5.12 (Intellectual Property) and 5.18 (Environmental Matters), notice of any claim with respect to such representations and warranties must be given prior to the Second Escrow Release Date. The parties agree that so long as written notice is given on or prior to the expiration of the survival period set forth in the preceding sentence with respect to such claim, the representations and warranties with respect to such breach shall continue to survive, and the right to pursue such claim shall continue, until such matter is finally resolved, subject to the limitations on indemnification set forth in Section 10.5 of this Agreement. Any claim for indemnification with respect to breaches of representations and warranties not made by Purchaser or the Selling Stockholder, as applicable, on or prior to that date will be irrevocably and unconditionally released and waived.

(b) Notwithstanding the foregoing, all of the covenants or other agreements of the parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent only that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance.

10.2 Indemnification by the Selling Stockholder.

(a) Subject to Section 10.5 hereof, the Selling Stockholder shall indemnify and hold Purchaser, the Company, and their respective directors, officers, employees, Affiliates, stockholders, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against, and pay to or reimburse the applicable Purchaser Indemnified Party the amount of, any and all Losses:

(i) based upon or resulting from the failure of any of the representations or warranties made by the Selling Stockholder or the Company in this Agreement and in any certificate delivered by or on behalf of the Selling Stockholder or the Company hereunder to be true and correct at and as of the Closing Date; provided, that for purposes of this Article X, (A) the qualifications as to materiality and Material Adverse Effect contained in such representations and warranties shall not be given effect in determining whether such representation or warranty was true and correct and the amount of Losses suffered, and (B) the qualifications as to the Knowledge of the Company contained in the representations and warranties set forth in Sections 5.9(q), (r), (t) and (y) shall not be given effect in determining whether such representation or warranty was true and correct and the amount of Losses suffered;

(ii) based upon or resulting from the breach or nonfulfillment of any covenant or agreement on the part of the Selling Stockholder or the Company;

(iii) to the extent the following items are not included in the calculation of Net Working Capital or have not been taken into account in the calculation of the Purchase Price pursuant to Section 3.1: (A) based upon or resulting from any unpaid Indebtedness incurred prior to the Closing and (B) based upon or resulting from any unpaid Transaction Expenses;

(iv) without duplication, based upon or resulting from (A) any Taxes of the Selling Stockholder (which, for the avoidance of doubt, shall include any Taxes required to be paid or borne by the Selling Stockholder pursuant to Section 11.1), (B) any Taxes of the Company and its Subsidiaries with respect to any Pre-Closing Tax Period (or for any Straddle Period, to the extent allocable (as determined pursuant to the last sentence of Section 8.15(a)(iv)) to the portion of such Straddle Period beginning before and ending at the end of the Closing Date), but not including (x) any Taxes of the Company and the Subsidiaries to which the Settlement Agreement dated as of July 19, 2011 relates to the extent such Taxes have reduced Cash on Hand and (y) Taxes relating to the transfer of Excluded Assets under Section 8.17, but only to the extent such Taxes were taken into account in determining the Final Asset Sale Tax Amount, and (C) the Taxes of any other Person (other than the Company and its Subsidiaries) for which the Company or any Subsidiary is liable under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise; and

(v) based upon, resulting from or arising under the Assigned Agreement (other than to the extent relating to the performance of the Excluded Obligations after the Closing Date) or, without duplication, the transfers contemplated by Section 8.17 of this Agreement (other than in respect of Taxes attributable thereto which are the subject of Section 10.2(a)(iv)(B)).

(b) Nothing herein shall modify any obligations under common law of Purchaser or the Purchaser Indemnified Parties to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

10.3 Indemnification by Purchaser.

(a) Subject to Section 10.5, Purchaser hereby agrees to indemnify and hold the Selling Stockholder and its respective general and limited partners, directors, officers, employees, Affiliates, stockholders, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Selling Stockholder Indemnified Parties”) harmless from and against, and pay to or reimburse the applicable Selling Stockholder Indemnified Parties the amount of, any and all Losses:

(i) based upon or resulting from the failure of any of the representations or warranties made by Purchaser in this Agreement and in any certificate delivered by or on behalf of the Purchaser hereunder to be true and correct in all respects when made; and

(ii) based upon or resulting from the breach or nonfulfillment of any agreement or covenant on the part of Purchaser.

(b) Nothing herein shall modify any obligations under common law of the Selling Stockholders or the Selling Stockholder Indemnified Parties to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

10.4 Indemnification Procedures.

(a) A claim for indemnification for any matter not involving a third party claim may be asserted by notice to the party from whom indemnification is sought.

(b) In the event that any Legal Proceedings shall be instituted, or that any claim shall be asserted, by any third party in respect of which payment may be sought under Sections 10.2 and 10.3 hereof (regardless of the limitations set forth in Section 10.5) (an “Indemnification Claim”), the indemnified party shall promptly cause written notice of the assertion of any Indemnification Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party. The failure of the indemnified party to give reasonably prompt notice of any Indemnification Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party is materially prejudiced as a result of such failure. The indemnifying party shall have the right, at its sole option and expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against by it hereunder. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against it hereunder, it shall within 30 days (or sooner, if the nature of the Indemnification Claim so requires) notify the indemnified party (i) of its intent to do so and (ii) that the indemnifying party will indemnify the indemnified party from and to the extent of any Losses the indemnified party may suffer arising out of the Indemnification Claim; provided that if the Selling Stockholder is the indemnifying party that defends against, negotiates, settles or otherwise deals with such Indemnification Claim, the attorneys’ fees and other Losses incurred by the Selling Stockholder in connection with such defense, negotiation, settlement or other dealings shall reduce (by the amount thereof) the amount recoverable under the Cap by the Purchaser Indemnified Parties. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder, then the indemnified party may defend against, negotiate, settle or otherwise deal with such Indemnification Claim as it deems appropriate at the expense of the indemnifying party. Notwithstanding the foregoing, the indemnifying party shall not have the right to assume control of such defense, and shall pay the fees and expenses of counsel retained by the indemnified party, if the Indemnification Claim which the indemnifying party seeks to assume control (i) involves criminal or quasi-criminal allegations, or (ii) involves a claim which, if adversely determined, would be reasonably expected to establish a precedent, custom or practice materially adverse to the continuing business interests or prospects of the indemnified party or the Company (clauses (i) and (ii), the “Exception Claims”). If (i) the Indemnification Claim is an Exception Claim or (ii) the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder, then, in each case, the indemnified party may defend against or negotiate such Indemnification Claim as it deems appropriate at the expense of the indemnifying party. If the indemnifying party shall assume the defense of any Indemnification Claim, the indemnified party may participate, at his or its own expense, in the defense of such Indemnification Claim; provided, however, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if (i) so requested by the indemnifying party to participate, or (ii) in the reasonable opinion of outside counsel to the indemnified party, a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable; and provided, further, that the indemnifying party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all indemnified parties in connection with any Indemnification Claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Indemnification Claim. Notwithstanding anything in this Section 10.4 to the contrary, neither the indemnifying party nor the indemnified party shall, without the written consent of the other party, settle or compromise any Indemnification Claim or permit a default or consent to entry of any judgment, other than a settlement solely for monetary damages where the claimant and such party provide to such other party an unqualified release from all Liability in respect of the Indemnification Claim. Notwithstanding the foregoing, if a settlement offer solely for monetary damages is made by the applicable third party claimant, and the indemnifying party notifies the indemnified party in writing of the indemnifying party’s willingness to accept the settlement offer and, subject to the applicable limitations of Section 10.5, pay the amount called for by such offer, and the indemnified party declines to accept such offer, the indemnified party may continue to contest such Indemnification Claim, free of any participation by the indemnifying party, and the amount of any ultimate liability with respect to such Indemnification Claim that the indemnifying party has an obligation to pay hereunder shall be limited to the lesser of (A) the amount of the settlement offer that the indemnified party declined to accept plus the Losses of the indemnified party relating to such Indemnification Claim through the date of its rejection of the settlement offer or (B) the aggregate Losses of the indemnified party with respect to such Indemnification Claim. If the indemnifying party makes any payment on any Indemnification Claim, the indemnifying party shall be subrogated, to the extent of such payment, to all rights and remedies of the indemnified party to any insurance benefits or other claims of the indemnified party with respect to such Indemnification Claim.

(c) After any final decision, judgment or award shall have been rendered by a Governmental Body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to an Indemnification Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter.

10.5 Certain Limitations on Indemnification.

(a) Notwithstanding the provisions of this Article X, neither the Selling Stockholder nor Purchaser shall have any indemnification obligations for Losses under Sections 10.2(a)(i) or 10.3(a)(i) for any individual item, or group of items arising out of the same event, where the Loss relating thereto is less than $40,000.00 (the “De Minimis Amount”) and in respect of each individual item, or group of items arising out of the same event, where the Loss relating thereto is equal to or greater than the De Minimis Amount unless the aggregate amount of all such Losses exceeds $3,500,000.00 (the “Deductible”), and then only to the extent of such excess; provided that neither the De Minimis Amount nor the Deductible shall apply to (x) inaccuracies in or breaches (i) of the Fundamental Representations, (ii) of the representations or warranties contained in Sections 5.9 (Taxes) and 5.20 (Affiliated Transactions) or (iii) relating to fraud or intentional misrepresentation, or (y) Losses under Sections 10.2(a)(ii) through Section 10.2(a)(v) or Section 10.3(a)(ii). The aggregate indemnification that is payable by the Selling Stockholder or the Purchaser pursuant to this Article X shall not exceed the Escrow Amount and any accrued interest and/or investment income thereon (less applicable Taxes on such income) (the “Cap”) and, notwithstanding any other provision of this Agreement, (A) the sole recourse of the Purchaser Indemnified Parties with respect to the Selling Stockholder’s obligations under Section 10.2 shall be limited to the funds that are on deposit in the Escrow Account from time to time, except with respect to inaccuracies or breaches relating to fraud or intentional misrepresentation, and (B) the Purchaser Indemnified Parties may not make any claim pursuant to this Article X after the Second Escrow Release Date. For the avoidance of doubt, if the amount of a claim by any Purchaser Indemnified Party exceeds the remaining available amount in the Escrow Account, then such remaining amount shall be the sole recourse of the Purchaser Indemnified Parties and, except with respect to inaccuracies or breaches relating to fraud or intentional misrepresentation, the Purchaser Indemnified Parties shall not be entitled to recover any remaining excess from any other source. Subject to the terms of the Escrow Agreement and any paid or pending claims pursuant to this Article X, (1) fifty percent (50%) of the Indemnification Escrow Amount shall be released from the Escrow Account on the First Escrow Release Date, and (2) the remainder of the Indemnification Escrow Amount and any accrued interest and/or investment income thereon (less Taxes, if any, required to be deducted under the Escrow Agreement) shall be released from the Escrow Account on the Second Escrow Release Date.

(b) In no event shall any party have any liability to the other (including under this Article X) for any special or punitive damages or diminution in value of property or equity, other than any such damages actually awarded to a third party in connection with an Indemnification Claim relating to a pending or threatened claim, demand or proceeding asserted by a third party against the indemnified party. The indemnified party shall not use “multiple of profits” or “multiple of cash flow” or any similar valuation methodology in calculating the amount of any Losses.

(c) The Selling Stockholder shall not have any liability pursuant to Section 10.2(a) based upon or resulting from the capitalization of the Notes.

10.6 Calculation of Losses. The amount of any Losses for which indemnification is provided under this Article X shall be (i) net of any amounts actually recovered by the indemnified party under insurance policies or otherwise with respect to such Losses and (ii) calculated on an After-Tax Basis.

10.7 Special Rule for Fraud and Intentional Misrepresentation. Notwithstanding anything in this Article X to the contrary, in the event of any breach of a representation or warranty by any party hereto that results from intentional misrepresentation or constitutes fraud, by or on behalf of the Selling Stockholder (including, without limitation, any intentional misrepresentation or fraudulent act committed by any officer, director, employee or agent of the Selling Stockholder, the Company or any Subsidiary in connection with the consummation of the transactions contemplated by this Agreement or the other Transaction Documents), on the one hand, or Purchaser, on the other hand, then (a) such representation or warranty will survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and will continue in full force and effect for the period of the applicable statute of limitations without regard to any survival period set forth in Section 10.1(a) and (b) the limitations set forth in Section 10.5 shall not apply to any Loss that the Purchaser Indemnified Parties or the Selling Stockholder Indemnified Parties, respectively, may suffer, sustain or become subject to, as a result of, arising out of, relating to or in connection with any such breach, and (c) none of such Losses shall count towards the satisfaction of the Cap.

10.8 Manner of Payment. Any indemnification pursuant to this Article X to be made to any Purchaser Indemnified Party shall be satisfied through the funds (if any) that remain in the Escrow Account. The Selling Stockholder and Purchaser shall, within three (3) business days after the determination of the amount thereof, whether pursuant to a final judgment, settlement or agreement among the parties hereto, deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to release the appropriate portion of the Escrow Amount to an account designated by Purchaser. Notwithstanding anything to the contrary in this Agreement, with respect to each claim for indemnification for matters relating to inaccuracies or breaches relating to fraud or intentional misrepresentation, the Purchaser Indemnified Parties shall have the option to seek indemnification from (x) the Escrow Account or (y) the Selling Stockholder.

10.9 Tax Treatment of Indemnity Payments.

(a) The Selling Stockholder and Purchaser agree to treat any payment made pursuant to Section 8.15 or this Article X as an adjustment to the Purchase Price for federal, state, local and foreign income and chargeable gains tax purposes, unless otherwise required by applicable Law.

10.10 Exclusive Remedy. From and after the Closing, sole and exclusive remedy for any breach or failure to be true and correct, or alleged breach or failure to be true and correct, of any representation or warranty, covenant or agreement in this Agreement, except for breaches and failures relating to fraud and intentional misrepresentation, shall be indemnification in accordance with this Article X except for the Company’s and the Selling Stockholder’s rights as against the Guarantor with respect to a failure of Purchaser to perform the Obligations as set forth in Section 11.12. In furtherance of the foregoing, the parties hereby waive, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the Selling Stockholder or Purchaser, as the case may be, arising under or based upon any federal, state or local Law (including any such Law relating to environmental matters or arising under or based upon any securities Law, common Law or otherwise) other than in respect of fraud or intentional misrepresentation.

ARTICLE XI

MISCELLANEOUS

11.1 Payment of Sales, Use or Similar Taxes. All sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne fifty per cent (50%) by the Selling Stockholder and fifty per cent (50%) by Purchaser; provided, however, the Selling Stockholder shall bear all such Taxes based upon, resulting from or arising from the transfer of the Excluded MIP Assets contemplated by Section 8.17(c) of this Agreement. The Selling Stockholder and the Purchaser undertake to each other not to execute any instrument of transfer in respect of the Shares in the UK.

11.2 Expenses. Except as otherwise provided in this Agreement, each of the Selling Stockholder, on the one hand, and Purchaser, on the other, shall bear its own respective expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby. If the transactions contemplated hereby are not consummated, the Company shall pay all of its own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, and the consummation of the transactions contemplated by the Agreement.

11.3 Submission to Jurisdiction; Consent to Service of Process.

(a) THE PARTIES HERETO HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT LOCATED WITHIN THE BOROUGH OF MANHATTAN OF THE CITY, COUNTY AND STATE OF NEW YORK OVER ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY AND EACH PARTY HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH DISPUTE OR ANY SUIT, ACTION PROCEEDING RELATED THERETO MAY BE HEARD AND DETERMINED IN SUCH COURTS. THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH DISPUTE BROUGHT IN SUCH COURT OR ANY DEFENSE OF INCONVENIENT FORUM FOR THE MAINTENANCE OF SUCH DISPUTE. EACH OF THE PARTIES HERETO AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

(b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 11.7.

11.4 Specific Performance. Each party hereto acknowledges and agrees that the breach of this Agreement would cause irreparable damage to the other parties hereto and that no party hereto will have an adequate remedy at law. Therefore, prior to the Closing, the obligations off the parties hereto under this Agreement shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

11.5 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) and the Confidentiality Agreement represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and thereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

11.6 Governing Law. THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION, TERMINATION, PERFORMANCE OR NONPERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ITS CONFLICTS OF LAW PRINCIPLES.

11.7 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to the Selling Stockholder, to:

Sunshine GP Limited (as the General Partner of the Selling Stockholder)

c/o Burness LLP

50 Lothian Road

Festival Square

Edinburgh EH3 9WJ

Scotland

Facsimile: +44 131 473 6006

Attention:	Alan Soppitt (Solicitor’s Reference)
Irina Hemmers (Client Reference)

and

Apax Europe VI GP Co Limited

(as the Manager of the Selling Stockholder)

Third Floor

Royal Bank Place

1 Glategny Esplanade

St Peter Port

Guernsey GY1 2HJ

Channel Islands

Facsimile: +44 1481 810 099

Attention:	Andrew Guille
Irina Hemmers

With a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Facsimile: 212-310-8007

Attention:	Michael J. Aiello
Jaclyn L. Cohen

and

HiT Entertainment, Inc.

230 Park Avenue South

13th Floor

New York, NY 10003

Facsimile: +1 646 467 5335

Attention: Joseph Salvo

If to Mattel, Inc. or Purchaser, to:

Mattel, Inc. or

Mattel Entertainment Holdings Ltd.

333 Continental Boulevard

El Segundo, CA 90245

Facsimile: 310-252-2567

Attention: Robert Normile, Executive Vice President, Chief Legal Officer and Secretary

With a copy to:

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, CA 90071

Facsimile: 213-891-8763

Attention:	James P. Beaubien Robert M. O’Shea

11.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

11.9 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided in Section 8.9(b) or below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either the Selling Stockholder or Purchaser, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided that, without such consent, Purchaser may transfer or assign all or any portion of this Agreement, or any of the other Transaction Documents, to (i) one or more of its Affiliates (a “Purchaser Assignee”), or (ii) any of its or any Purchaser Assignee’s lenders as collateral security; provided further that no such transfer or assignment will relieve Purchaser of any of its obligations hereunder. No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires. Notwithstanding the foregoing, the rights, interests or obligations of any of the Guarantor or the Company under Section 11.2 may not be assigned by either such party, except as otherwise set forth therein.

11.10 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, controlling Person, Affiliate, attorney or representative of the Selling Stockholder or the Company or any of their respective Affiliates in their capacity as such shall have any liability for any obligations or liabilities of the Selling Stockholder or the Company under this Agreement of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

11.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

11.12 Limited Guarantee of Mattel, Inc.

(a) Limited Guarantee. To induce the Selling Stockholder to enter into this Agreement, Mattel (the “Guarantor”) absolutely, unconditionally and irrevocably guarantees (the “Guarantee”) to the Selling Stockholder, but only up to the Guarantee Cap (as defined below), the obligations of Purchaser to pay any amounts payable by Purchaser pursuant to this Agreement (the “Obligations”), except that the Guarantor reserves the right to assert defenses which Purchaser may have to payment of any Obligation. The maximum amount payable by the Guarantor under this Section 11.12 shall not exceed seven hundred and twenty million dollars ($720,000,000.00) (the “Guarantee Cap”), it being understood that this Section 11.12 may not be enforced without giving effect to the Guarantee Cap. If Purchaser fails to pay any Obligation when due, then all of Guarantor’s liabilities to the Selling Stockholder hereunder with respect to such Obligation become immediately due and payable and the Selling Stockholder may at any time and from time to time take any and all actions available hereunder or under applicable Law to collect such Obligation from the Guarantor. In furtherance of the foregoing, the Guarantor acknowledges that the Selling Stockholder may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor for the full amount of the Obligations then due and payable (subject to the Guarantee Cap) regardless of whether any action is brought against Purchaser.

(b) Nature of Guarantee. The Selling Stockholder shall not be obligated to file any claim relating to any Obligations in the event that Purchaser becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Selling Stockholder to so file shall not affect the Guarantor’s obligations hereunder; provided that if the Selling Stockholder fails to file any such claim on or prior to ten (10) Business Days prior to the deadline for filing such claims, the Selling Stockholder hereby authorizes the Guarantor to file such claim on behalf of the Selling Stockholder. The Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from any other provisions of this Agreement that may be agreed to by Purchaser unless otherwise consented to by the Selling Stockholder; provided that no modification or amendment of any of the Obligations shall be enforceable against the Guarantor unless consented to by the Guarantor. In the event that any payment to the Selling Stockholder in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to its Obligations as if such payment had not been made. This is an unconditional guarantee of payment and not of collectibility.

(c) Change in Obligations, Certain Waivers. The Guarantor agrees that the Selling Stockholder may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of any Obligations, and may also make any agreement with Purchaser or with any other Person interested in the transactions contemplated by this Agreement (including the Guarantor), for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Selling Stockholder and Purchaser, or any such other Person without in any way impairing or affecting any obligations under this Guarantee; provided that no modification or amendment of any of the Obligations shall be enforceable against the Guarantor unless consented to by the Guarantor. The Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure or delay of the Selling Stockholder to assert any claim or demand or to enforce any right or remedy against Purchaser or any other Person interested in the transactions contemplated by this Agreement; (ii) any change in the time, place or manner of payment of any Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the other terms of this Agreement or any other agreement evidencing, securing or otherwise executed by Purchaser and the Selling Stockholder in connection with any Obligations (provided that no modification or amendment of any of the Obligations shall be enforceable against the Guarantor unless consented to by the Guarantor); (iii) the addition, substitution, discharge or release of any entity or other Person now or hereafter liable with respect to the Obligations or otherwise interested in the transactions contemplated by this Agreement; (iv) any change in the corporate existence, structure or ownership of Purchaser or any other Person now or hereafter liable with respect to the Obligations or otherwise interested in the transactions contemplated by this Agreement (including the Guarantor); (v) except as otherwise provided in this Agreement, the existence of any claim, set-off or other right which the Guarantor may have at any time against Purchaser or the Selling Stockholder or any of their respective Affiliates in connection with the Obligations; (vi) the adequacy of any other means the Selling Stockholder may have of obtaining payment related to the Obligations; or (vii) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Purchaser or any other Person interested in the transactions contemplated by this Agreement (including the Guarantor). To the fullest extent permitted by Law and subject to the express provisions of this Agreement, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Selling Stockholder. The Guarantor waives promptness, diligence, notice of the acceptance of this Guarantee and of its Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Obligations and all other notices of any kind (other than notices required pursuant to this Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Purchaser or any Person interested in the transactions contemplated by this Agreement, and all suretyship defenses generally (other than fraud by the Selling Stockholder or any of its Affiliates, defenses to the payment of any Obligations that are available to Purchaser under this Agreement or breach by the Selling Stockholder of its obligations under this Agreement). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Section 11.12 are knowingly made in contemplation of such benefits.

(d) Assignment. Neither the Guarantor nor the Selling Stockholder may assign its rights, interests or obligations hereunder to any other Person (except by operation of law) without the prior written consent of the other parties hereto.

(e) Continuing Guarantee. The provisions of this Section 11.12 shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until all amounts payable under the provisions of this Section 11.12 have been indefeasibly paid and satisfied in full, and shall inure to the benefit of, and be enforceable by the Selling Stockholder and its successors, transferees and assigns. Notwithstanding the foregoing, the provisions of this Section 11.12 shall terminate and the Guarantor shall have no further obligations under this Section 11.12 as of the earlier of (i) the Closing and (ii) the date on which the Agreement is terminated in accordance with its terms other than pursuant to Section 4.2(d). Notwithstanding the foregoing, in the event that the Selling Stockholder or any of its Affiliates asserts in any litigation or other proceeding that the provisions of Section 11.12(a) limiting the Guarantor’s liability to the Cap or the provisions of Section 11.12(f) are illegal, invalid or unenforceable in whole or in part, or asserting any theory of liability against any Affiliate of the Guarantor or Purchaser or, other than its right to recover from the Guarantor for up to the amount of the Obligations (subject to the Cap and the other limitations described herein), the Guarantor or Purchaser, with respect to the transactions contemplated by this Agreement, and such assertion is not immediately and irrevocably waived in writing and withdrawn for all purposes (and, in no event later than five (5) Business Days after receipt of written notice from Guarantor to the Selling Stockholder expressly stating that this Guarantee shall terminate unless all such assertions are waived and withdrawn in accordance with this Section 11.12(e)), then the obligations of the Guarantor under this Section 11.12 shall terminate ab initio and be null and void.

(f) No Recourse.

(i) The Selling Stockholder acknowledges that the sole assets of Purchaser are cash in a de minimus amount and its rights under this Agreement, and that no additional funds are expected to be contributed to Purchaser until immediately prior to the Closing. Notwithstanding anything that may be expressed or implied in this Section 11.12 or any document or instrument delivered contemporaneously herewith, the Selling Stockholder acknowledges and agrees that, except in the case of fraud, neither it nor any of its Affiliates has any right of recovery against, and no liability shall attach to, the former, current or future stockholders, directors, officers, employees, agents, Affiliates or assignees of the Guarantor (collectively, the “Guarantor Affiliates”), or, other than its right to recover from the Guarantor for up to the amount of the Obligations (subject to the Cap and the other limitations described herein), the Guarantor or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Purchaser against a Guarantor Affiliate or the Guarantor, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise; provided, however, that in the event the Guarantor (i) consolidates with or merges with any other person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any person such that the sum of the Guarantor’s remaining net assets is less than the Cap, then, and in each such case, the Selling Stockholder may seek recourse, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any statute, regulation or other applicable law, against such continuing or surviving entity or such person (in either case, a “Successor Entity”), as the case may be, but only to the extent of the liability of the Guarantor hereunder and subject to the Cap. Subject to the immediately following sentence, the Selling Stockholder hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, this Agreement or the transactions contemplated hereby or otherwise relating hereto, against a Guarantor Affiliate (other than Purchaser) or, other than its right to recover from the Guarantor for up to the amount of the Obligations (subject to the Cap and the other limitations described herein), the Guarantor or a Successor Entity.

(ii) Recourse against the Guarantor under the provisions of this Section 11.12 shall be the sole and exclusive remedy of the Selling Stockholder and its Affiliates against the Guarantor and any Guarantor Affiliate (other than Purchaser) in respect of any liabilities or obligations arising under, or in connection with, this Agreement or the transactions contemplated hereby or otherwise relating hereto. Nothing set forth in this Section 11.12 shall confer or give or shall be construed to confer or give to any Person other than the Guarantor and the Selling Stockholder (including any Person acting in a representative capacity) any rights or remedies against any Person other than the Selling Stockholder and the Guarantor as expressly set forth herein.

(iii) For all purposes of this Section 11.12, pursuit of a claim against a Person by the Selling Stockholder or any of its Affiliates shall be deemed to be pursuit of a claim by the Selling Stockholder. A Person shall be deemed to have pursued a claim against another Person if such first Person brings a legal action against such Person, adds such other Person to an existing legal proceeding, or otherwise asserts a legal claim of any nature against such Person.

(iv) The Selling Stockholder acknowledges that the Guarantor is agreeing to enter into this Section 11.12 in reliance on the provisions set forth in this Section 11.12(f). This Section 11.12(f) shall survive termination of this Agreement.

11.13 Release of the Company. As a material inducement to the Purchaser’s willingness to enter into and perform this Agreement and the other Transaction Documents and to purchase the Shares for the consideration to be paid or provided to the Selling Stockholder in connection with such purchase, the Selling Stockholder hereby releases and forever discharges the Company and each of its individual, joint or mutual, past, present and future representatives, affiliates, stockholders, controlling persons, Subsidiaries, successors and assigns (individually, a “Releasee” and collectively, “Releasees”) from any and all claims, demands, proceedings, causes of action, orders, obligations, Contracts, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which the Selling Stockholder now has, has ever had or may hereafter have against the respective Releasees arising contemporaneously with or prior to the Closing Date or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing Date, but not including any rights to indemnification or reimbursement from the Company for their roles as directors and/or officers of the Company or the Subsidiaries, whether pursuant to their respective charter, by-laws or any other charter documents, Contract or otherwise and whether or not relating to claims pending on, or asserted after, the Closing Date; and provided, that nothing contained herein shall operate to release any obligation of (i) Purchaser or Mattel arising under this Agreement or (ii) the Company arising under the other Transaction Documents.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers, as of the date first written above.

MATTEL ENTERTAINMENT HOLDINGS LTD.

By:	/s/ Bryan G. Stockton
Name: Bryan G. Stockton
Title: Authorized Signatory

HELIUM HOLDINGS 1A LTD

By:	/s/ Irina Hemmers
Name: Irina Hemmers
Title: Director

APAX EUROPE VI GP CO LIMITED as Manager of
HIT ENTERTAINMENT SCOTTISH LIMITED PARTNERSHIP

By:	/s/ A. W. Guille
Name: A. W. Guille
Title: Director

MATTEL, INC.
(SOLELY WITH RESPECT TO SECTION 11.12)

By:	/s/ Bryan G. Stockton
Name: Bryan G. Stockton
Title: Authorized Signatory

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